                                             REGISTRATION STATEMENT NO. 333-4877

                          AMF BOWLING WORLDWIDE, INC.
                           (FORMERLY AMF GROUP INC.)

              SUPPLEMENT NO. 4 TO PROSPECTUS DATED JUNE 26, 1997,
           AS SUPPLEMENTED BY SUPPLEMENT NO. 1 DATED AUGUST 15, 1997,
                   SUPPLEMENT NO. 2 DATED AUGUST 22, 1997 AND
                    SUPPLEMENT NO. 3 DATED OCTOBER 6, 1997.

             THE DATE OF THIS SUPPLEMENT NO. 4 IS OCTOBER 29, 1997.

     On October 29, 1997, AMF Group Inc. changed its name to AMF Bowling Worldwide, Inc.

     On August 21, 1997, AMF Bowling, Inc. (formerly AMF Holdings Inc.), the parent company of AMF Bowling Worldwide, Inc., issued the attached press release regarding an initial public offering of Common Stock by AMF Bowling Inc. On October 29, 1997, AMF Bowling, Inc. filed Pre-Effective Amendment No. 2 to the Registration Statement referred to in the attached press release, and AMF Bowling Worldwide, Inc. further supplemented the prospectus of AMF Bowling Worldwide, Inc. as follows.

     The information contained in this Supplement No. 4 fully supersedes the information contained in Supplement No. 3.

                                [AMF LETTERHEAD]

For Immediate Release                   Contact:        Stephen E. Hare
                                                        Chief Financial Officer
                                                        804/730-4401

                                                        NEWS RELEASE

              AMF BOWLING, INC. FILES FOR INITIAL PUBLIC OFFERING

RICHMOND, VIRGINIA, AUGUST 21, 1997 -- AMF Bowling, Inc. President and Chief Executive Officer Douglas J. Standard announced today that AMF Bowling, Inc. has filed a registration statement with the Securities and Exchange Commission for a proposed initial public offering of common stock by the Company.

        The underwriting group, which will be led by Goldman, Sachs & Co., includes Morgan Stanley & Co. Incorporated, Cowen & Company and Schroder & Co. Inc.

        AMF is the world's largest operator of bowling centers with 335 U.S. bowling centers and 87 international bowling centers. AMF is also one of the world's leading manufacturers of bowling center equipment and supplies, such as automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns and modernization equipment.

        The proceeds of the proposed offering are to be used to repay indebtedness under the bank credit agreement of the Company's subsidiary and, subject to market conditions and the consent of the lenders under that agreement, may also be used to redeem a portion of the publicly-traded bonds of AMF's subsidiary. Any remaining proceeds will be available for general corporate purposes.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

        AMF Bowling is headquartered at 8100 AMF Drive, Richmond, Virginia; Telephone (804) 730-4000.

                                     # # #

                                EXPLANATORY NOTE

     On October 29, 1997, AMF Group Inc. changed its name to AMF Bowling Worldwide, Inc. ("AMF Bowling Worldwide").

     As noted in the foregoing press release, on August 21, 1997, AMF Bowling, Inc. ("AMF Bowling") filed a Registration Statement on Form S-1, File No. 333-34099 relating to a proposed initial public offering of its Common Stock, par value $.01 per share (the "Common Stock"). AMF Bowling (formerly AMF Holdings Inc.) is the indirect parent of AMF Bowling Worldwide. AMF Bowling filed Pre-Effective Amendment No. 2 to the Registration Statement on October 29, 1997. This Supplement contains the following excerpts from the prospectus contained in that Pre-Effective Amendment No. 2; Forward-Looking Statements, Risk Factors, Use of Proceeds, Management's Discussion and Analysis of Financial Condition and Results of Operations, Business, Certain Transactions and Description of Certain Indebtedness.

     The initial public offering is proposed to be conducted through concurrent offerings in the U.S. and outside the U.S. (collectively, the "Offerings").

     As used in this Supplement, the term "Company" or "AMF" means AMF Bowling and all of its subsidiaries, including AMF Bowling Worldwide. AMF Bowling Worldwide is referred to as "AMF Bowling Worldwide", and is included within AMF. Unless otherwise specified, other capitalized terms used but not defined in this Supplement have the meanings specified in the Prospectus, dated June 26, 1997, of AMF Bowling Worldwide.

     THIS SUPPLEMENT AND THE RELATED PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK. THE COMMON STOCK WILL BE OFFERED ONLY BY MEANS OF THE PROSPECTUS RELATING TO THE COMMON STOCK.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements, which are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes", "anticipates", "intends" or "expects". The forward-looking statements contained in this Prospectus are generally located in the material set forth under "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", but may be found in other locations as well. These forward-looking statements relate to the plans and objectives of the Company for future operations. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this Prospectus should not be regarded as a representation by AMF Bowling or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including, among other things: (i) the Company's ability to execute successfully acquisition opportunities and to integrate acquired operations into its business, (ii) the continued development and growth of new bowling markets and the Company's ability to continue to identify those markets and to generate sales of products in those markets before market saturation,
(iii) the risk of adverse political acts or developments in the Company's existing or proposed markets for its products or in which it operates its bowling centers, (iv) the Company's ability to retain experienced senior management, (v) the ability of AMF Bowling and its subsidiaries to generate sufficient cash flow in a timely manner to satisfy principal and interest payments on their indebtedness and (vi) the popularity of bowling as an activity in the United States and abroad. In addition, actual results may also differ materially from forward-looking statements in this Prospectus as a result of factors generally applicable to companies in similar businesses, including, among other things: (i) a decline in general economic conditions, (ii) an adverse judgment in pending or future litigation and (iii) increased competitive pressure from current competitors and future market entrants. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in the Registration Statement. AMF Bowling undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

ABILITY TO IMPLEMENT GROWTH STRATEGIES

     The Company's Bowling Centers business has grown, and the Company anticipates that it will continue to grow, through acquisitions of centers and improvements at existing centers. There can be no assurance that the Company will continue to be successful in acquiring centers and improving operations of acquired and existing centers.

     Historically, the Company has financed acquisitions through issuances of Common Stock, cash on hand and borrowings. The Company anticipates that it will finance future acquisitions in the same manner. The Credit Agreement (as hereinafter defined) and Note Indentures (as hereinafter defined) restrict the Company's ability to incur indebtedness and make certain investments and as a result may limit the number of centers acquired by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources", "Business -- Business Strategy" and "Description of Certain Indebtedness". There can be no assurance that the Company will generate cash or obtain debt or equity financing on acceptable terms in amounts sufficient to fund its growth strategies.

     The Company also seeks to grow through increased sales of NCPs and Modernization and Consumer Products. Integral to such increased sales is the Company's strategy of exploiting increased demand for bowling products in developed as well as in emerging bowling markets. There can be no assurance that such increased demand will materialize or that the Company will be able to successfully exploit such demand. See "-- Seasonality and Market Development Cycles" and "Business -- Business Strategy".

BOWLING INDUSTRY CHARACTERISTICS

     BOWLING CENTERS

     In the United States, the operation of bowling centers generally has been characterized by slightly declining lineage (number of games bowled per lane per day), offset by increasing average price per game. Total lineage, according to an industry source, has declined despite an average annual increase in the total number of people bowling since 1987. This trend is largely a result of a decline in league participation, partially offset by an increase in recreational (i.e., non-league) play, resulting in more people bowling, but bowling less frequently. Bowling center operators have offset the decrease in overall lineage by increasing prices and creating additional sources of income. Contrary to the overall lineage trend in the industry, AMF's U.S. lineage has remained relatively stable over recent years due to its ability to retain existing league bowlers and attract new recreational bowlers due to, management believes, the generally higher quality of AMF's centers. Internationally, although trends vary by country, certain of the markets in which AMF operates have experienced increasing competition as they have matured, resulting in declining lineage. AMF has offset these lineage declines through higher prices and additional focus on food and beverage and other amusement revenue. There can be no assurance that AMF will be able to continue to maintain lineage or increase prices in the U.S. or internationally in the future. See "Business -- AMF Bowling Centers".

     In addition, bowling, as both a competitive sport and a recreational activity, faces competition from numerous alternative activities. The continued success of AMF's bowling operations is subject to consumers' continued interest in bowling, the availability and cost of other sport, recreational and entertainment alternatives and the amount of leisure time, as well as various other social and economic factors over which AMF has no control. There can be no assurance that bowling will continue to exhibit its current level of popularity or that AMF will continue to compete effectively in the industry. See
"Business -- Industry Overview".

     BOWLING PRODUCTS

     The Bowling Products industry has been characterized by relatively stable sales of Modernization and Consumer Products to the installed base of equipment operators, and more varied results in sales of New Center Packages to newly constructed bowling centers. While established bowling markets continue to produce some NCP sales, the primary driver of NCP sales in recent years has been the rapid growth experienced in new markets as bowling has become popular in particular countries and the economics of constructing and operating a bowling center have become attractive to local developers and entrepreneurs. Continued growth in AMF's sale of NCPs depends, in part, on similar bowling growth patterns developing in other emerging bowling markets, such as Eastern Europe, India, Indonesia and South America, and on AMF's ability to successfully exploit new demand. Sales of NCPs for 1996 declined substantially from 1995, reflecting the maturing bowling markets in Taiwan and Korea. There can be no assurance that future international expansion will occur or, if it does occur, that AMF will be able to successfully compete in such emerging markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Backlog; Recent NCP Sales" and "Business -- AMF Bowling Products".

SEASONALITY AND MARKET DEVELOPMENT CYCLES

     Financial performance of Bowling Centers is seasonal in nature, with cash flows typically peaking in the winter months and reaching their lows in the summer months. The geographic diversity of AMF's Bowling Centers operations helps to reduce this seasonality as bowling centers in certain countries in which AMF operates exhibit different seasonal sales patterns. However, as a result of the growing number of U.S. centers attributable to the Company's acquisition program, the seasonality of financial performance of AMF's Bowling Centers business may be accentuated. See "Business -- Business Strategy".

     NCP sales experience significant fluctuations due to changes in demand for NCPs as certain markets experience high growth followed by market maturity, at which times sales to that market decline, sometimes rapidly. Management believes market cycles for individual countries have, in the past, spanned several years, with periods of high demand for several markets (e.g., Japan, Korea, Taiwan) which, in AMF's experience, last five years or more. These growth patterns do not seem to be closely tied to general economic cycles. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Seasonality and Market Development Cycles".

SUBSTANTIAL LEVERAGE; INDEBTEDNESS

     The Company is, and will continue to be, highly leveraged as a result of the substantial indebtedness that it incurred in connection with the Acquisition and intends to incur to finance acquisitions and expand its operations. As of June 30, 1997, the Company had total indebtedness of $1,221.3 million and stockholders' equity of $391.1 million, resulting in a ratio of debt to total capitalization of approximately 75.7%. Although the Company believes it will be able to meet its debt obligations, there is no assurance that there will be adequate cash available to make interest payments under the Company's indebtedness when they become due. The Company intends to incur additional indebtedness in the future, subject to limitations imposed by the Note Indentures and the Credit Agreement. Although AMF Bowling intends to repay certain indebtedness with the proceeds of the Offerings, it also intends to incur additional indebtedness to finance acquisitions and expand its operations, and will therefore remain highly leveraged after giving effect to the Offerings. See "Capitalization". The Credit Agreement requires the maintenance of certain financial ratios and imposes certain operating and financial restrictions on the Company which restrict, among other things, the Company's ability to declare dividends, redeem stock, incur indebtedness, incur obligations under leases, create liens, consummate mergers, sell assets, and make capital expenditures, investments and acquisitions. See "Description of Certain Indebtedness".

     A principal component of the Company's strategy for future growth is the acquisition of additional bowling centers, which the Company expects to finance with the Acquisition Facility (as hereinafter defined) under the Credit Agreement or, following adoption of the Proposed Amendments (as hereinafter defined), with the Working Capital Facility (as hereinafter defined) thereunder. As of September 30, 1997, $59.0 million remained available under the Acquisition Facility. Actual borrowings must meet certain financial tests under the Credit Agreement and the Note Indentures. The Company's leverage may adversely affect its ability to meet these tests, and, as a result, to obtain such financing. See "-- Ability to Implement Growth Strategies" and "Description of Certain Indebtedness".

NET LOSSES

     The Company recorded a net loss of $21.5 million, on a pro forma basis, in 1996 and a net loss of $12.2 million for the first six months of 1997. There can be no assurance that the Company will not continue to generate net losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Recent Developments", "Selected Financial Data" and the Consolidated Financial Statements and Condensed Consolidated Financial Statements of AMF Bowling.

EXTRAORDINARY CHARGES

     In accordance with GAAP, the Company will incur after-tax extraordinary charges totalling $21.5 million in the fourth quarter of 1997 arising from the Third Amended and Restated Credit Agreement (as hereinafter defined) and the resulting write-off of costs previously incurred to obtain bank financing for the Acquisition, the premium associated with the portion of the 12 1/4% Senior Subordinated Discount Notes Due 2006 of Bowling Worldwide (as hereinafter defined) expected to be redeemed with the proceeds of the Offerings and the write-off of the portion of deferred financing costs attributable to the Senior Subordinated Discount Notes expected to be so redeemed.

HOLDING COMPANY STRUCTURE

     AMF Bowling conducts all of its business through subsidiaries and has no operations of its own. AMF Bowling is dependent on the cash flow of its subsidiaries and distributions thereof from its subsidiaries to AMF Bowling. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to make funds available to AMF Bowling, whether in the form of loans, dividends or otherwise. In addition, the Credit Agreement effectively prohibits AMF Bowling Worldwide, Inc., the subsidiary through which all of the Company's operations are held (which was formerly named AMF Group Inc.) ("Bowling Worldwide"), from paying, and the Note Indentures restrict the ability of Bowling Worldwide to pay, dividends. The Credit Agreement is secured by all of the stock of Bowling Worldwide and certain of its present and future domestic and international subsidiaries and by substantially all of Bowling Worldwide's and certain of its present and future domestic subsidiaries' present and future property and assets. In addition, AMF Bowling's subsidiaries may, subject to limitations contained in the Credit Agreement and the Note Indentures, become parties to financing arrangements which contain limitations on the ability of such subsidiaries to pay dividends or to make loans or advances to AMF Bowling. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of such subsidiary would generally be entitled to priority over AMF Bowling with respect to assets of the affected subsidiary. See "Description of Certain Indebtedness".

DEPENDENCE ON KEY PERSONNEL

     The Company's business is managed by certain key executive officers. The loss of the services of certain of these executives could have a material adverse impact on AMF. There can be no assurance that the services of such personnel will continue to be made available to the Company. The Company does not maintain key-person insurance with respect to its executive officers.

CONTROL BY GSCP

     Upon completion of the Offerings, GSCP and The Goldman Sachs Group, L.P. ("The Goldman Sachs Group"), which has a 99% interest in Goldman, Sachs & Co. ("Goldman Sachs"), together will beneficially own 53.7% of the Common Stock. Richard A. Friedman and Terence M. O'Toole, each of whom is a Managing Director of Goldman Sachs, and Peter M. Sacerdote, who is a limited partner of The Goldman Sachs Group, are directors of AMF Bowling, and Mr. Friedman is Chairman of AMF Bowling. See "Principal Stockholders".

     As a result of its ownership of a majority of the outstanding Common Stock and the terms of the Stockholders Agreement (as hereinafter defined), GSCP has the ability to control the election of a majority of the Board of Directors of AMF Bowling (the "Board of Directors"), appoint new management and approve or block any action requiring the approval of AMF Bowling's stockholders, including adoption of amendments to AMF Bowling's Restated Certificate of Incorporation (the "Certificate of Incorporation") and approval of mergers or sales of substantially all of AMF Bowling's assets, in each case, subject to the restrictions contained in the Stockholders Agreement. The Stockholders Agreement also provides for three of the investment funds which are stockholders of AMF Bowling each to nominate a director, subject to GSCP's consent, and for the formation of the Executive Committee (as hereinafter defined), which consists of two directors nominated by GSCP. See "Description of Capital Stock" and "Principal Stockholders -- Stockholders Agreement".

INTERNATIONAL OPERATIONS

     The Company's international operations are subject to the usual risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive laws and actions by foreign governments (such as restrictions on transfer of funds, import and export duties and quotas, foreign customs and tariffs, value added taxes ("VATs") and unexpected changes in regulatory environments), difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, international investment and loans, and foreign tax laws. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its international sales or on its results of operations. For the six months ended June 30, 1997, 26.1% of Bowling Centers operations revenue was generated by the Company's international centers. For the year ended December 31, 1996, 33.8% of AMF's Bowling Centers revenue was generated by the Company's international centers. For the six months ended June 30, 1997, 59.2% of Bowling Products sales were international sales. For the year ended December 31, 1996, approximately 62.7% of Bowling Products sales were international sales. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- International Operations" and "-- Backlog; Recent NCP Sales".

ANTI-TAKEOVER EFFECTS OF CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAWS PROVISIONS

     Certain provisions of the Certificate of Incorporation and the By-Laws of AMF Bowling (the "By-Laws") may have the effect of delaying, deterring or preventing a sale or change in control of the Company. Such provisions may also render the removal of directors and management more difficult. Specifically, the By-Laws provide for restrictions on who may call a special meeting of stockholders. In addition, the Certificate of Incorporation authorizes the issuance of preferred stock, par value $.01 per share ("Preferred Stock"), and of rights or options entitling holders thereof to purchase from AMF Bowling securities of AMF Bowling or any other corporation ("Purchase Rights"), in any case without stockholder approval and upon such terms as the Board of Directors may determine. The issuance of Preferred Stock or Purchase Rights may have the effect of delaying, deterring or preventing a sale or change in control of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of Preferred Stock that may be issued in the future. See "-- Control by GSCP" and "Description of Capital Stock".

ABSENCE OF PRIOR PUBLIC MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing on the NYSE, subject to official notice of issuance, there can be no assurance that an active trading market for the Common Stock will develop or be sustained following the Offerings or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiation between AMF Bowling and the representatives of the Underwriters based upon several factors and may not be indicative of future market prices. The price at which the Common Stock will trade will depend upon a number of factors, some of which are beyond the Company's control. Such factors include, but are not limited to, the Company's historical and anticipated operating results, general market and economic conditions, quarterly fluctuations in the Company's financial and operating results, announcements by the Company or others and developments affecting the Company, the markets in which it competes or the bowling industry generally. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may have an adverse effect on the market price of the Common Stock. See "Underwriting".

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of Common Stock by existing stockholders under Rule 144 ("Rule 144") of the Securities Act or otherwise could have an adverse effect on the price of the Common Stock. The shares of Common Stock sold in the Offerings will be eligible for immediate resale, except to the extent acquired by "affiliates" of the Company, as such term is defined in Rule 144. Additionally, 42,225,000 shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144, or otherwise, 180 days after the effective date of the Registration Statement of which this Prospectus is a part, upon expiration of lock-up agreements with the Underwriters. Sales of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or impair the Company's ability to raise additional capital in the future through the sale of equity securities. Any additional shares outstanding upon completion of the Offerings will be eligible for sale pursuant to Rule 144 upon the expiration of the applicable holding period. See "Principal Stockholders -- Registration Rights Agreement" and "Shares Eligible for Future Sale".

ABSENCE OF DIVIDENDS

     AMF Bowling has never paid cash dividends on the Common Stock and does not anticipate paying such dividends in the foreseeable future. See "Dividend Policy".

DILUTION

     Investors purchasing shares of Common Stock in the Offerings will incur substantial and immediate dilution in the amount of approximately $22.34 in net tangible book value per share of the Common Stock from the initial public offering price. See "Dilution".

                                USE OF PROCEEDS

     The net proceeds of the Offerings, estimated to be $226.7 million after deducting the underwriting discount and expenses payable by the Company, will be used to repay $100 million of senior bank indebtedness and, assuming receipt of consent to the Proposed Amendments from the lenders under the Credit Agreement, the remainder is expected to be used to redeem a portion of Bowling Worldwide's 12 1/4% Senior Subordinated Discount Notes Due 2006 at a price of 112.25% of the accreted value. However, the Company may elect to apply some or all of the remainder to redemption of a portion of Bowling Worldwide's 10 7/8% Senior Subordinated Notes Due 2006 at a price of 110.875% of the principal amount and/or additional repayment of senior bank indebtedness. The Senior Subordinated Discount Notes do not accrue cash interest prior to March 15, 2001, while interest on the Senior Subordinated Notes is currently payable in cash. As a result of the Proposed Amendments, the senior bank indebtedness to be repaid would remain available for reborrowing and would mature in 2002, and at September 30, 1997 would have borne interest at a weighted average rate of 8.68%.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

BACKGROUND

     This discussion should be read in conjunction with the information contained under "Selected Financial Data" and in AMF Bowling's Consolidated Financial Statements and Condensed Consolidated Financial Statements included elsewhere herein.

     Management believes that a comparison of the results of operations for the six months ended June 30, 1997 and 1996, and the years ended December 31, 1996 and 1995, on a pro forma basis, is more meaningful than a comparison on an historical basis. This is due primarily to significant changes in depreciation and amortization that result from the application of the purchase method of accounting for the Acquisition and from the increased interest expense due to the debt incurred related to the Acquisition. Discussion of the results of Predecessor Company operations for the years ended December 31, 1995 and 1994, are on an historical basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements of AMF Bowling as of December 31, 1996 and the Notes to Condensed Consolidated Financial Statements as of June 30, 1997.

     To facilitate a meaningful comparison, in addition to discussing the consolidated results of the Company, certain portions of this Management's Discussion and Analysis of Financial Condition and Results of Operations discuss results of Bowling Centers and Bowling Products separately.

     The results of Bowling Centers, Bowling Products and the consolidated group of companies are set forth below. The two European centers that were not acquired by the Company as part of the Acquisition, as discussed in "Note 1. Organization" in the Notes to Consolidated Financial Statements of AMF Bowling as of December 31, 1996, are included in the 1996 actual Predecessor Company results and excluded from 1996 pro forma results. The two centers have no material impact on the Company's financial statements or on the information presented in this section.

     For 1995, Bowling Centers adopted a calendar year end; accordingly, the Bowling Centers results of operations for the year ended December 31, 1995 include the results of U.S. operations for the period from December 26, 1994 through December 31, 1995. Total revenue for the period from December 26, 1994 through December 31, 1994 was approximately $2.0 million.

     The business segment results presented below are before intersegment eliminations since the Company's management believes that this will provide a more accurate comparison of performance by segment from year to year. The intersegment eliminations are not material. Interest expense is presented on a gross basis.

RECENT DEVELOPMENTS

     On October 24, 1997, the Company reported its results of operations for the quarter and nine months ended September 30, 1997 compared to the results of operations for the quarter ended September 30, 1996 and the pro forma results of operations for the nine months ended September 30, 1996. Revenue increased 42.3% to $187.5 million for the third quarter of 1997 as compared to $131.8 million for the third quarter of 1996. EBITDA increased 27.0% to $40.9 million for the third quarter of 1997 as compared to $32.2 million for the third quarter of 1996. Net loss was $10.3 million for the third quarter of 1997 as compared to a net loss of $5.2 million for the third quarter of 1996.

     Revenue increased 36.9% to $505.6 million for the first nine months of 1997 as compared to $369.3 million for the first nine months of 1996. EBITDA increased 29.3% to $126.7 million for the first nine months of 1997 as compared to $98.0 million for the first nine months of 1996. Net loss for the first nine months of 1997 was $22.4 million as compared to a net loss of $17.4 million for the first nine months of 1996.

     Both revenue and EBITDA for the third quarter of 1997 reflect the inclusion of results of 160 bowling centers acquired and one new bowling center built since May 1996 through September 30, 1997, and increased levels of NCP shipments to several international regions. Net loss for the third quarter of 1997 reflects incremental depreciation and interest expense related to increased levels of assets and indebtedness under the Credit Agreement as a result of bowling center acquisitions.

                                                         THREE MONTHS
                                                             ENDED           NINE MONTHS ENDED
                                                         SEPTEMBER 30,         SEPTEMBER 30,
                                                       -----------------     -----------------
                                                        1997       1996       1997      1996(1)
                                                       ------     ------     ------     ------
                                                                (DOLLARS IN MILLIONS)
Operating revenues...................................  $187.5     $131.8     $505.6     $369.3
Net loss.............................................   (10.3)      (5.2)     (22.4)     (17.4)
Selected Data:
     EBITDA..........................................  $ 40.9     $ 32.2     $126.7     $ 98.0

---------------

(1) The information presented with respect to the nine months ended September 30, 1996 is presented on a pro forma basis.

     On October 20, 1997, the Company acquired Michael Jordan Golf Company, Inc., a company formed to build and operate golf practice ranges in select U.S. locations. In addition, Michael Jordan agreed to become a spokesperson for and endorser of AMF bowling centers and bowling products under a personal services contract which grants the Company rights to use Mr. Jordan's image and name in advertising and marketing campaigns.

PERFORMANCE BY BUSINESS SEGMENT

  BOWLING CENTERS

     Bowling Centers derives its revenue and profits from three principal sources: (i) bowling, (ii) food and beverage and (iii) other sources, such as shoe rental, amusement games, billiards and pro shops. In 1996, bowling, food and beverage and other revenue represented 62%, 24% and 14% of total Bowling Centers revenue, respectively.

     The results shown below reflect both U.S. and international Bowling Centers operations.

                                       YEAR ENDED DECEMBER 31,         SIX MONTHS ENDED JUNE 30,
                                  ---------------------------------   ---------------------------
                                                        PRO FORMA      PRO FORMA
                                     PREDECESSOR           AMF            AMF            AMF
                                       COMPANY         BOWLING, INC   BOWLING, INC   BOWLING, INC
                                  ------------------   ------------   ------------   ------------
                                   1994        1995      1996(a)        1996(b)          1997
                                  ------      ------   ------------   ------------   ------------
                                                       (DOLLARS IN MILLIONS)
BOWLING CENTERS (before
  intersegment eliminations):
Operating revenue...............  $225.4      $292.3     $  307.3       $  147.2       $  201.1
Cost of goods sold..............    22.3        26.3         27.5           12.6           18.3
Bowling center operating
  expenses......................   120.3       168.7        177.2           83.3          116.6
Selling, general and
  administrative expenses.......    17.0        10.5          7.0            3.0            3.2
Depreciation and amortization...    21.8        36.6         56.2           26.1           34.3
                                  ------      ------       ------         ------         ------
Operating income................  $ 44.0      $ 50.2     $   39.4       $   22.2       $   28.7
                                  ======      ======       ======         ======         ======
SELECTED DATA:
EBITDA..........................  $ 65.8      $ 86.8     $   95.6       $   48.3       $   63.0
EBITDA margin...................    29.2%       29.7%        31.1%          32.8%          31.3%
Number of centers, end of
  period........................     293         286          341            284            408
Number of lanes, end of
  period........................   9,586       9,430       11,782          9,386         14,206

---------------
(a) Represents pro forma results of operations from January 1, 1996 through December 31, 1996. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements of AMF Bowling as of December 31, 1996. The pro forma 1996 amount of selling, general and administrative expenses has been adjusted to reflect a reallocation to corporate of certain general and administrative expenses previously allocated to the Bowling Centers segment. The 1995 and 1994 amounts have not been restated to reflect this change.

(b) Represents results of operations from January 1, 1996 through June 30, 1996, on a pro forma basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Condensed Consolidated Financial Statements of AMF Bowling as of June 30, 1997.

     SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30,
1996. Of the $53.9 million, or 36.6%, increase in operating revenue, $52.5 million was attributable to new centers, of which $48.8 million was from U.S. centers, and $3.7 million was from international centers. An increase of $2.8 million, or 1.9%, in constant centers (centers in operation for at least one full fiscal year) revenue was primarily a result of an increase in revenue in the Northeast region of the U.S., a region in which the Company has a large number of centers and which experienced severe weather conditions during the first quarter of 1996. The increase in constant centers revenue in the first six months of 1997 compared to the same period in 1996 was net of $1.0 million additional revenue in 1996 due to leap year, and a $1.6 million decrease in revenue from the Japanese centers in 1997 which was primarily caused by recent poor economic conditions in Japan. The overall increase was also offset in part by a $1.4 million decrease attributable to seven U.S. centers which were closed since May 1996.

     Cost of goods sold increased $5.7 million, or 45.2%, primarily as a result of new centers, partially offset by savings associated with closed centers.

     Of the increase of $33.3 million, or 40.0%, in operating expenses, approximately $31.4 million was attributable to new centers, of which $29.4 million was attributable to U.S. centers and $2.0 million was attributable to international centers. As a percentage of its revenue, Bowling Centers operating expenses were 56.6% for the six months ended June 30, 1996, on a pro forma basis, versus 58.0% for the six months ended June 30, 1997.

     The increase of $0.2 million, or 6.7%, in selling, general and administrative expenses was attributable to new centers, partially offset by savings associated with closed centers.

     The increase of $14.7 million, or 30.4%, in EBITDA was attributable to new centers. EBITDA margin decreased from 32.8% for the six months ended June 30, 1996, on a pro forma basis, to 31.3% for the six months ended June 30, 1997. EBITDA margin for the six-month period ended June 30, 1997 was affected, as expected, by the increasing proportion of U.S. centers purchased. U.S. centers typically have lower margins in the second quarter compared with international centers and compared with U.S. margins in the first and fourth quarters of the year, primarily because revenue declines in the second quarter as fall leagues finish the season. See" -- Seasonality and Market Development Cycles".

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31,
1995. Operating revenue increased $15.0 million, or 5.1%. Increases of $19.0 million attributable to the addition of 57 new centers purchased during the last two quarters of 1996 and $0.5 million attributable to increases at constant centers were offset by decreases of $2.2 million attributable to the two bowling centers which were not acquired as part of the Acquisition and $2.3 million attributable to the closure of seven of the 106 bowling centers originally purchased by the Predecessor Company from Fair Lanes. The constant center revenue increase was attributable to an increase in international revenue of $2.4 million, offset by a decrease in U.S. constant centers revenue of $1.9 million. The decrease in U.S. constant centers revenue was largely a result of a decrease in revenue due to the severe weather conditions in the Northeast, a region in which the Company has a large number of centers, during the first quarter of 1996. An increase in bowling prices in the U.S. during 1996 was partially offset by a decrease in U.S. lineage. The increase in international revenue was primarily a result of an increase in average price per game and increased food and beverage revenue.

     Cost of goods sold increased $1.2 million, or 4.6%, primarily as a result of new centers.

     Bowling Centers operating expenses increased by $8.5 million, or 5.0%. An increase of $10.0 million attributable to new centers and a net increase of $2.2 million attributable to constant centers were offset by a decrease of $3.7 million primarily attributable to the two centers not acquired in the Acquisition and the closure of seven Fair Lanes centers. The net increase in constant centers operating expenses was a result of an increase of $4.1 million in international centers due to increased rents and payroll expenses, and a decrease of $1.9 million in U.S. centers resulting from the implementation of cost reduction plans developed by management after assessing the impact of the severe weather conditions during the first quarter of 1996. As a percentage of total revenue, Bowling Centers operating expenses remained constant at 57.7% during 1996 and 1995.

     Of the $3.5 million decrease in selling, general and administrative expenses, $3.6 million is due to a reallocation to corporate of certain selling, general and administrative expenses previously allocated to the Bowling Centers segment.

     An increase of $8.8 million, or 10.1%, in EBITDA was attributable to new centers. EBITDA margin in 1996 was 31.1% compared to 29.7% in 1995.

     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31,
1994. Operating revenue increased by $66.9 million, or 29.7%. U.S. centers revenue (excluding centers purchased from Fair Lanes) increased $3.6 million, or 3.7%, over 1994 revenue of $96.2 million, primarily as a result of an increase in average price per game and lineage, and an increase of $67.2 million was attributable to the Fair Lanes centers. These increases were offset by a decrease of $3.9 million in international revenue which resulted primarily from a weakening of the Mexican peso.

     The increase of $4.0 million, or 17.9%, in cost of goods sold was primarily attributable to the acquisition of the Fair Lanes centers in September, 1994.

     Bowling Centers total operating expenses increased by $48.4 million, or 40.2%, of which an increase of $44.0 million was attributable to Fair Lanes centers operations, an increase of $2.3

\million was attributable to non-recurring costs which resulted from integrating Fair Lanes centers into the Company's risk management program and the closure of seven centers, and an increase of $2.1 million was primarily attributable to non-recurring costs related to changes in management personnel implemented in 1995. As a percent of Bowling Centers operating revenue, operating expenses increased from 53.4% in 1994, to 57.7% in 1995, primarily as a result of the non-recurring costs described above.

     The decrease of $6.5 million, or 38.2%, in Bowling Centers selling, general and administrative expenses was primarily attributable to the Fair Lanes centers integration into Bowling Centers operations.

     EBITDA increased $21.0 million, or 31.9%. An increase of $22.6 million attributable to the Fair Lanes centers was offset by a decrease of $1.6 million which was primarily attributable to centers in Mexico impacted by the weakening of the peso. EBITDA margin increased from 29.2% in 1994 to 29.7% in 1995 primarily because the Fair Lanes centers EBITDA margin improved from 12.6% for the fourth quarter in 1994 to 27.8% for the full year in 1995.

  BOWLING PRODUCTS

     The results shown below reflect Bowling Products operations.

                                                                             SIX MONTHS ENDED JUNE 30,
                                        YEAR ENDED DECEMBER 31,           -------------------------------
                                  -----------------------------------
                                                          PRO FORMA         PRO FORMA
                                     PREDECESSOR             AMF               AMF               AMF
                                       COMPANY          BOWLING, INC.     BOWLING, INC.     BOWLING, INC.
                                  -----------------     -------------     -------------     -------------
                                   1994       1995         1996(A)           1996(B)            1997
                                  ------     ------     -------------     -------------     -------------
                                                           (DOLLARS IN MILLIONS)
BOWLING PRODUCTS (before
  intersegment eliminations):
Operating revenue...............  $301.7     $286.5        $ 252.1            $96.8            $ 124.7
Cost of goods sold..............   178.9      166.9          153.3             58.2               74.7
                                  ------     ------         ------           ------             ------
Gross profit....................   122.8      119.6           98.8             38.6               50.0
Selling, general and
  administrative expenses.......    38.2       40.3           36.2             15.7               18.7
Depreciation and amortization...     3.7        3.6           18.5              9.4                9.9
                                  ------     ------         ------           ------             ------
Operating income................  $ 80.9     $ 75.7        $  44.1            $13.5            $  21.4
                                  ======     ======         ======           ======             ======
SELECTED DATA:
Gross profit margin.............    40.7%      41.7%          39.2%            39.9%              40.1%
EBITDA..........................  $ 84.6     $ 79.3        $  62.6            $22.9            $  31.3
EBITDA margin...................    28.0%      27.7%          24.8%            23.7%              25.1%
New Center Packages sold........   4,941      4,437          3,029            1,152              1,933
New Center Packages backlog
  end of period(c)..............   2,078        940          1,426            1,144              2,182

---------------
(a) Represents results of operations from January 1, 1996 through December 31, 1996 on a pro forma basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Consolidated Financial Statements of AMF Bowling as of December 31, 1996. The pro forma 1996 amount of selling, general and administrative expenses has been adjusted to reflect a reallocation to corporate of certain overhead expenses previously allocated to the Bowling Products segment. The 1995 and 1994 amounts have not been restated to reflect this change.

(b) Represents results of operations from January 1, 1996 through June 30, 1996, on a pro forma basis. See "Note 3. Pro Forma Results of Operations" in the Notes to Condensed Consolidated Financial Statements of AMF Bowling as of June 30, 1997.

(c) Orders of NCPs included in the backlog are subject to cancellation by customers in the normal course of business. Accordingly, the Company has experienced, and expects to continue to experience, the cancellation of a portion of such orders. See "-- Backlog; Recent NCP Sales". Data is not provided for 1992 and 1993 because the Company does not maintain this data for such periods.

     Bowling Products' long-standing customer relationships, Bowling Centers' and third-party centers' predictable demand for Modernization and Consumer Products, a steadily increasing installed base of NCPs and Bowling Products' ability to supply a full product line have historically made the Modernization and Consumer Products category a stable and recurring base of revenue and EBITDA. Revenue growth from 1991 to 1994 for the NCP category resulted primarily from increased unit sales to Taiwan and Korea, and since 1995 to China and to emerging bowling markets, where the popularity of bowling and consequent demand for new bowling centers increased dramatically. During 1995 and 1996, NCP revenue declined primarily because the markets in Taiwan and Korea had matured. The decline was partially offset by continued demand in China and in certain emerging bowling markets. During the first six months of 1997, NCP revenue increased due to continued demand in China and other international markets, such as Japan and Malaysia.

     SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30,
1996. Bowling Products total operating revenue increased $27.9 million, or 28.8%, primarily due to an increase of $25.3 million, or 67.5%, in NCP revenue, and an increase of $2.0 million, or 3.4%, in Modernization and Consumer Products revenue. The increase in NCP revenue was due to an overall increase in NCP sales of 781 units which occurred primarily in China, Malaysia, the Americas and Japan. See "Risk Factors -- Seasonality and Market Development Cycles" and
"-- Seasonality and Market Development Cycles".

     Total gross profit from Bowling Products increased by $11.4 million, or 29.5%, primarily as a result of increased NCP sales. Gross profit margin was 39.9% and 40.1% for the six months ended June 30, 1996 and 1997, respectively.

     Bowling Products selling, general and administrative expenses increased by $3.0 million, or 19.1%, primarily as a result of a $2.4 million increase attributable to payroll and facilities expenses related to staffing the Company's international sales and service offices, and an increase of $1.5 million attributable to advertising and promotion expenses in the U.S. locations. These increases were offset by a decrease of $0.9 million in payroll, facilities and related expenses at the U.S. locations.

     EBITDA increased from $22.9 million to $31.3 million, resulting in an increase in EBITDA margin from 23.7% to 25.1%, primarily due to the increased NCP revenue, offset in part by the increased expenses discussed above.

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO DECEMBER 31, 1995. Operating revenue decreased by $34.4 million, or 12.0%, primarily due to a decrease of $35.3 million, or 22.7%, in NCP revenue offset by an increase of $0.9 million, or 0.7%, in Modernization and Consumer Products revenue. The drop in NCP revenue was due to an overall decrease in NCP sales by 1,408 units in 1996 compared to 1995, particularly for maturing markets including Korea and Taiwan, offset by an increase in NCP revenue from sales to China. From 1995 to 1996, total NCP sales to Korea decreased by 1,165 units and to Taiwan decreased by 1,323 units. Additionally, there was a moderate increase in NCP units sold in the Americas and southern Europe during 1996. The increase in sales to China occurred during the last six months of 1996. See "Risk Factors -- Seasonality and Market Development Cycles" and "-- Seasonality and Market Development Cycles". The increase in Modernization and Consumer Products revenue was due in part to increased sales of synthetic lanes and automatic scoring in the United States.

     Gross profit decreased by $20.8 million, or 17.4%. Gross profit margin was 41.7% in 1995 and 39.2% in 1996. Of this 2.5% decrease, 0.8% was attributable to an increase in certain inventory and warranty reserves in the Modernization and Consumer Products categories of $2.1 million, and 1.7% was attributable to the lower margins on decreased revenues, particularly in Japan, due to price cuts implemented by the Company's management in response to stiffer competition in the Modernization and Consumer Products category.

     Of the $4.1 million decrease in selling, general and administrative expenses, $4.2 million was due to a reallocation to corporate of certain overhead expenses previously allocated to the Bowling Products segment.

     EBITDA decreased $16.7 million, or 21.1%, and EBITDA margin decreased from 27.7% in 1995, to 24.8% in 1996, primarily due to the decreased NCP revenue and gross profit discussed above.

     YEAR ENDED DECEMBER 31, 1995 COMPARED TO DECEMBER 31, 1994. Operating revenue decreased $15.2 million, or 5.0%, as a result of a decrease of $15.1 million, or 8.8%, in NCP revenue, and a less than 1.0% decrease of $0.1 million in Modernization and Consumer Products revenue.

     A significant portion of the decrease in NCP revenue was attributable to a decrease in sales to Taiwan and Korea during November and December 1995, which had significantly lower sales than the comparable period in 1994. Management believes that the sales to Taiwan and Korea peaked during 1994. Additionally, NCP sales in Japan were significantly affected by uncertain economic conditions following the Kobe earthquake and the subway gas attacks, which resulted in delayed investments in recreational activities.

     Gross profit decreased by $3.2 million, or 2.6%, and the gross profit margin of 40.7% in 1994 increased to 41.7% in 1995. Decreases of $3.8 million caused by the decrease in NCPs sold and $1.7 million primarily attributable to start up expenses incurred in pool cue, bumper, and automatic scoring systems manufacturing were offset by a $2.3 million increase which resulted from decreased warranty costs.

     The increase of $2.1 million, or 5.5%, in selling, general and administrative expenses was primarily attributable to non-recurring costs of $2.9 million in 1995, offset by $0.8 million which was primarily due to net reversals of reserves.

     EBITDA decreased $5.3 million, or 6.3%, and EBITDA margin decreased from 28.0% in 1994 to 27.7% in 1995, primarily due to the decreased revenue and increased selling, general and administrative expenses discussed above. The 1995 EBITDA was depressed by the non-recurring selling, general and administrative costs of $2.9 million described above.

CONSOLIDATED ITEMS

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization increased by $8.5 million, or 24.4%, in the six months ended June 30, 1997 compared with the same period in 1996, primarily due to depreciation of property and equipment of centers acquired since May 1996 and incremental depreciation expense incurred as a result of capital expenditures.

     For the year ended December 31, 1996, depreciation and amortization increased by $34.4 million, or 88.0%, over the same period in 1995, primarily as a result of recording fixed assets at fair market value and goodwill in accordance with the purchase accounting method applied to the Acquisition.

     For the year ended December 31, 1995, depreciation and amortization increased by $14.3 million, or 57.7%, over the same period in 1994, primarily due to the inclusion of Fair Lanes centers for the entire 12 months of 1995, as compared with three months during 1994.

  INTEREST EXPENSE

     Gross interest expense increased by $5.3 million, or 10.2%, in the six months ended June 30, 1997 compared with the same period in 1996, primarily due to interest paid on increased levels of bank debt as a result of the center acquisitions described under "Business -- AMF Bowling Centers -- Recent Acquisitions and Joint Ventures". See "-- Liquidity" and "-- Capital Re-sources". Cash interest paid by the Company for the six months ended June 30, 1997 totaled $39.8 million, while non-cash bond interest amortization totaled $16.8 million.

     For the year ended December 31, 1996, gross interest expense increased by $90.5 million, or 576.4%, compared with the same period in 1995 due to interest paid on debt incurred to finance the Acquisition and interest on the Acquisition Facility. Cash interest paid by the Company for the year ended December 31, 1996 totaled $44.5 million, while non-cash bond interest amortization totaled $24.7 million.

     Gross interest expense increased by $8.3 million, or 112.2%, for the year ended December 31, 1995, compared with the same period in 1994 as a result of additional debt incurred in connection with the acquisition of the Fair Lanes centers on September 29, 1994. This debt was paid in full by the prior owners of the Predecessor Company before the Acquisition.

     NET INCOME (LOSS). Net loss decreased $1.3 million, or 9.6%, for the six months ended June 30, 1997 compared with the same period in 1996, as a result of the increases in EBITDA discussed above on a segment basis, offset by increases in depreciation and amortization expense, interest expense and the current tax provision for the Company.

     The decline of $118.3 million, or 122.2%, in net income from $96.8 million in 1995 to a net loss of $(21.5) million in 1996, on a pro forma basis, was primarily attributable to a decrease in Bowling Products EBITDA resulting from the decline in NCP revenue and higher depreciation and amortization and interest expense resulting from the Acquisition after allowing for an $8.9 million tax benefit.

     Net income decreased $2.5 million, or 2.5%, for the year ended December 31, 1995, compared with the same period in 1994 as a result of higher depreciation and amortization and interest expense incurred in 1995 as a result of the full-year impact of the acquisition of the Fair Lanes centers which occurred in the fourth quarter of 1994.

     The Company will incur after-tax extraordinary charges totalling $21.5 million in the fourth quarter of 1997 arising from the Third Amended and Restated Credit Agreement and the resulting write-off of costs previously incurred to obtain bank financing for the Acquisition, the premium associated with the portion of the Senior Subordinated Discount Notes expected to be redeemed with the proceeds of the Offering and the write-off of the portion of deferred financing costs attributable to the Senior Subordinated Discount Notes expected to be so redeemed. See "Description of Certain Indebtedness -- Credit Agreement".

     INCOME TAXES. Prior to the Acquisition, certain of the companies within the Predecessor Company elected S corporation status under the Internal Revenue Code of 1986, as amended (the "Code"). Upon consummation of the Acquisition, those companies became taxable corporations under the Code.

     Pursuant to the Stock Purchase Agreement, the two principal companies within the affiliated group elected under Section 338(h)(10) of the Code, to treat the stock purchase as a deemed asset acquisition for the purposes of U.S. income taxes. These elections permitted both of the affiliated companies to revalue their assets to fair market value and to treat any amortizable goodwill as tax deductible over fifteen years.

     As of June 30, 1997, the Company had net operating losses of approximately $38.0 million and foreign tax credits of $9.6 million which will carry over to future years to offset U.S. taxes. The foreign tax credits will begin to expire in the year 2001 and the net operating losses will begin to expire in the year 2010. The Company has not booked a valuation reserve as of June 30, 1997 because the Company expects to utilize these net operating losses prior to expiration.

LIQUIDITY

  SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     The following discussion compares AMF Bowling's results for the period ended June 30, 1997 with the period ended June 30, 1996, on an historical basis.

     The Company's primary source of liquidity is cash provided by operations and credit facilities as described below. Working capital on December 31, 1996 was $7.8 million compared with a negative $23.3 million as of June 30, 1997, a decrease of $31.1 million. Cash decreased $27.0 million primarily as a result of payments on debt under the Credit Agreement and internal funding of certain bowling center acquisitions, and the note payable under the Credit Agreement increased $30.0 million as a result of borrowings under the Working Capital Facility under the Credit Agreement which was used to fund increases in working capital. Accounts receivable increased $14.5 million primarily as a result of increased NCP revenue, and inventory increased $15.5 million in advance of future shipments. These increases in working capital were partially offset by a decrease of $4.1 million caused by changes in other current assets and liabilities.

     Net cash flows used in operating activities were $28.0 million for the six months ended June 30, 1996 compared with net cash provided of $8.2 million for the six months ended June 30, 1997, a difference of $36.2 million. Net cash provided resulted from a decrease of $0.1 million in net loss, an increase of $31.7 million in depreciation and amortization primarily as a result of application of the purchase method of accounting for the Acquisition, an increase of $8.0 million in amortization of the discount related to the bonds used to partially fund the Acquisition, a net loss of $0.1 million on the sale of property and equipment, a net change of $3.3 million in deferred taxes and income taxes payable, and a change of $19.8 million in other assets and liabilities. Net cash used resulted from an increase of $14.3 million in accounts receivable primarily resulting from the increased levels of NCP sales compared with the same period in 1996, and an increase of $12.5 million in inventory primarily reflecting the increased backlog of NCP orders to be shipped after June 30, 1997.

     Net cash flows used in investing activities were $1,336.3 million for the six months ended June 30, 1996 compared with net cash flows used of $147.5 million for the six months ended June 30, 1997. During the six months ended June 30, 1996, cash flows used for the Acquisition totaled $1,333.1 million, capital spending was $3.3 million and other investing cash flows provided were $0.1 million. During the six months ended June 30, 1997, acquisitions of bowling centers totaled $122.2 million, capital spending was $25.6 million, and other cash flows provided by investing activities were $0.3 million. See "Note 9. Acquisitions" in the Notes to Condensed Consolidated Financial Statements of AMF Bowling as of June 30, 1997 and "-- Capital Expenditures".

     Net cash provided by financing activities was $1,409.8 million for the six months ended June 30, 1996 compared with net cash provided of $112.4 million for the six months ended June 30, 1997. During the six months ended June 30, 1996, cash flows were primarily provided by $1,029.9 million of proceeds of long-term debt and $380.3 million from a capital contribution, both of which were used to fund the Acquisition. During the six months ended June 30, 1997, cash flows were primarily provided by drawing down $103.5 million and $30.0 million from available borrowings under the Acquisition Facility and the Working Capital Facility, respectively, to fund the acquisitions of centers and increases in working capital. During 1997, funds were used primarily for the payment of long-term debt totaling $20.3 million, and $0.5 million was used for the repurchase of an officer's shares in connection with the termination of his employment with the Company. See "Note 13. Employee Benefit Plans" in the Notes to Consolidated Financial Statements of AMF Bowling as of December 31, 1996.

     As a result of the aforementioned, cash increased by $45.1 million for the six months ended June 30, 1996 compared to a decrease of $26.9 million for the six months ended June 30, 1997.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO DECEMBER 31, 1995

     The following discussion compares AMF Bowling's results for the period ended December 31, 1996, with the Predecessor Company's results for the year ended December 31, 1995, on an historical basis.

     Net cash flows from operating activities decreased $51.0 million from $124.8 million for the year ended December 31, 1995 to $73.8 million for the period ended December 31, 1996. This decrease was primarily due to the decrease in net income from $96.8 million for the year ended December 31, 1995 to a net loss of $(19.5) million for the period ended December 31, 1996 and higher depreciation, amortization and interest expenses as a result of the Acquisition.

     Net cash flows used in investing activities were $28.3 million for the year ended December 31, 1995 compared with net cash flows used of $1,467.1 million for the period ended December 31, 1996. The change was due primarily to the Acquisition. During the year ended December 31, 1995, capital spending was $30.0 million and other investing cash flows provided were $1.7 million. During the period ended December 31, 1996, acquisitions of operating units, net of cash acquired, including the Acquisition, totaled $1,450.9 million, capital spending was $16.9 million, and other cash flows provided by investing activities were $0.7 million.

     Net cash used for financing activities was $94.7 million for the year ended December 31, 1995 compared with net cash provided of $1,438.3 million for the period ended December 31, 1996. This change primarily resulted from the issuance of debt and capital contributions related to the Acquisition. During 1995, the Predecessor Company made distributions to its owners of $71.9 million, net payments on notes payable to its owners of $3.8 million, net payments on credit note agreements and long-term debt of $21.3 million and a payment for redemption of stock of $4.0 million. Additionally, cash of $8.3 million was received as capital contributions by stockholders.

     During the period ended December 31, 1996, the Company had borrowings, net of deferred financing costs, of $1,059.3 million from debt incurred to finance the Acquisition and from the Acquisition Facility, and made payments of $38.9 million on this debt. Additionally, a total of $420.8 million was received as capital contributions by the institutional stockholders of AMF Bowling and certain of its officers and directors. Of the total capital contributed, $380.8 million was for the initial capitalization of the Company and the Acquisition, and $40.0 million was received as additional capital contributions in connection with the acquisition of centers from Charan Industries, Inc. ("Charan"). See "Business -- AMF Bowling Centers -- Recent Acquisitions and Joint Ventures".

     As a result of the aforementioned, cash increased by $1.6 million for the year ended December 31, 1995 compared with an increase of $43.6 million for the period ended December 31, 1996.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO DECEMBER 31, 1994

     Net cash flow from operating activities increased from $119.7 million for the year ended December 31, 1994 to $124.8 million for the year ended December 31, 1995. This increase was primarily a result of the fact that although net income decreased from $99.3 million to $96.8 million and assets and liabilities changes occurred which reflected a net use of cash of $5.3 million and $10.9 million for the year ended December 31, 1994 and for the year ended December 31, 1995, respectively, depreciation and amortization increased by $14.3 million, from $24.8 million for the year ended December 31, 1994 to $39.1 million for the fiscal year ended December 31, 1995.

     Net cash used for investing activities decreased from $32.6 million for the year ended December 31, 1994 to $28.3 million for the year ended December 31, 1995. During 1994, cash of $17.3 million was used for the acquisition of centers, primarily Fair Lanes centers. Capital spending was $17.8 million for the year ended December 31, 1994 compared with $30.0 million for the year ended December 31, 1995.

     Net cash used for financing activities increased from $89.6 million for the year ended December 31, 1994 to $94.7 million for the year ended December 31, 1995. During 1994, the Predecessor Company made distributions to its owners of $78.2 million, net payments on notes payable to its owners of $8.6 million and net payments on credit note agreements and long-term debt of $4.8 million. Additionally, cash of $2.1 million was received as capital contributions by its owners. During 1995, the Predecessor Company made distributions to its owners of $71.9 million, net payments on notes payable to its owners of $3.8 million, net payments on credit note agreements and long-term debt of $21.3 million and a payment for redemption of stock of $4.0 million. Additionally, cash of $8.3 million was received as capital contributions by its owners.

     As a result of the aforementioned, cash increased by $0.2 million for the year ended December 31, 1994 compared to an increase of $1.6 million for the year ended December 31, 1995.

CAPITAL RESOURCES

     As a result of the Acquisition, the Company's total indebtedness has increased substantially. At June 30, 1997, the Company's debt structure consisted of senior debt of $679.9 million, senior subordinated notes of $250.0 million and senior subordinated discount notes of $291.4 million. At June 30, 1997, the Company was also capitalized with equity of $391.1 million. The Company also has the ability to borrow for general corporate purposes pursuant to the $50.0 million Working Capital Facility and for acquisitions pursuant to the $230.0 million Acquisition Facility, subject to certain conditions. At June 30, 1997, $112.0 million and $30.0 million was outstanding under the Acquisition Facility and the Working Capital Facility, respectively. Between June 30, 1997 and October 24, 1997, additional borrowings under the Acquisition Facility totaled $59.0 million and were used to fund the acquisitions of centers. See "Business -- AMF Bowling Centers -- Recent Acquisitions and Joint Ventures". In addition, the Company borrowed an additional $17.5 million under the Working Capital Facility to fund increases in working capital. At October 24, 1997, $171.0 million and $47.5 million was outstanding under the Acquisition Facility and the Working Capital Facility, respectively.

     In September 1997, certain current stockholders of AMF Bowling purchased an aggregate of 1,780,000 shares of Common Stock for $20.00 per share pursuant to the "overcall" provisions of the Stockholders Agreement. The aggregate $35.6 million capital contribution was used to fund acquisitions, including 15 centers from Conbow Corporation ("Conbow"), and for other permitted purposes. See "Business -- AMF Bowling Centers -- Recent Acquisitions and Joint Ventures" and "Principal Stockholders -- Stockholders Agreement".

     The Company funds its cash needs through cash flow from operations, existing cash balances and the Working Capital Facility and Acquisition Facility. A substantial portion of the Company's available cash will be applied to service outstanding indebtedness. For the period beginning January 12, 1996 and ending December 31, 1996, the Company incurred cash interest expense of $53.0 million, representing 55.5% of EBITDA of $95.5 million for the period. For the six months ended June 30, 1997, the Company incurred cash interest expense of $39.8 million, representing 46.4% of EBITDA of $85.8 million for the six month period.

     The Note Indentures and the Credit Agreement contain financial and operating covenants and significant restrictions on the ability of the Company to pay dividends, incur indebtedness, make investments and take certain other corporate actions. See "Risk Factors -- Substantial Leverage; Indebtedness", "Risk Factors -- Holding Company Structure", "Risk Factors -- Net Losses", "Description of Certain Indebtedness" and "Note 9. Long-Term Debt" in the Notes to Consolidated Financial Statements of AMF Bowling as of December 31, 1996.

     The Company's ability to make scheduled payments of principal of, or to pay interest on, or to refinance its indebtedness depends on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond its control. Based upon the current level of operations and anticipated growth, management believes that available cash flow, together with available borrowings under the Credit Agreement and other sources of liquidity, will be adequate to meet the Company's anticipated future requirements for working capital, capital expenditures, scheduled payments of principal of, and interest on, its senior debt, and interest on the Notes. There can be no assurance, however, that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to service its indebtedness or that any refinancing would be available on commercially reasonable terms or at all. See "Risk Factors -- Substantial Leverage; Indebtedness" and "Risk Factors -- Net Losses".

     The Company and the lenders under the Credit Agreement have agreed in principle to the Proposed Amendments, pursuant to which the Credit Agreement will be amended and restated as the Third Amended and Restated Credit Agreement, the Acquisition Facility and a portion of the Term Facilities under the Credit Agreement will be converted into a non-amortizing revolving Working Capital Facility the aggregate size of which will be increased to $355.0 million, and a portion of such revolving credit indebtedness will be repaid with proceeds of the Offerings. Borrowings under the amended Working Capital Facility will provide the Company the ability to finance acquisitions or new center construction. At October 24, 1997, $161.5 million would have been available under such Working Capital Facility, assuming the Proposed Amendments were effective at such time and $100.0 million of the proceeds of the Offerings was used to repay indebtedness under the Credit Agreement. See "Use of Proceeds" and "Description of Certain Indebtedness".

CAPITAL EXPENDITURES

     For the six months ended June 30, 1997, the Company's actual capital expenditures were $25.6 million compared with $10.2 million for the six months ended June 30, 1996, on a pro forma basis (capital expenditures of the acquired business from January 1, 1996 through June 30, 1996). The increase was primarily due to an ongoing modernization program in Bowling Centers, a new point-of-sale information system in U.S. Bowling Centers, new Company-wide information systems, and construction of a new 40 lane, state-of-the-art bowling and family entertainment center at Chelsea Piers in New York City.

     For the period ended December 31, 1996, the Company's capital expenditures were $16.9 million. For the year ended December 31, 1997, the Company's capital expenditures are expected to be approximately $50.0 million. For the year ended December 31, 1995, the Company's capital expenditures were $30.0 million, including $9.7 million for the construction of three new centers. In 1994, the Company's capital expenditures were $17.8 million. The 1996 expenditures level was lower than the 1995 level in part because in 1995 three new bowling centers were constructed at a cost of approximately $9.7 million.

     The Company conducts an ongoing modernization and maintenance program that results in its centers having upgraded physical plants and generally attractive appearances. Management believes that its historical spending level of 3.7% of Bowling Centers revenue is fully adequate to cover all modernization and maintenance capital expenditures. Management estimates that approximately 2.0% of Bowling Centers revenue is required for maintenance capital expenditures alone.

     Bowling Products has relatively modest capital investment requirements, and the Company has followed a relatively conservative approach to capital investment. Maintenance and replacement investments have been made when clearly needed, but as close to the end of the useful lives of assets as possible. Investment in production machinery and equipment has received the highest investment priority and has focused on projects with projected payback periods of one to three years. Management is not planning significant changes in the policy for non-strategic projects.

     The Company has the opportunity to acquire and build additional bowling centers, both in the U.S. and internationally. The Company is prepared to acquire or build additional bowling centers as appropriate opportunities arise and is engaged in ongoing evaluations of and discussions with third parties regarding possible acquisitions. See "Business -- Business Strategy". Management plans to acquire centers with funding provided under the Credit Agreement to the extent available. Under the Acquisition Facility, as of October 24, 1997, the Company had the ability to borrow up to an additional $59.0 million (or $161.5 million, assuming the Proposed Amendments were effective at such time and $100.0 million of the proceeds of the Offerings was used to repay indebtedness under the Credit Agreement) for acquisitions or to refinance new center construction, subject to certain conditions. Management's plans to expand the Bowling Centers operations are subject to the continuation of favorable economic and financial conditions, which are generally not within the Company's control. Currently, the Company has entered into purchase agreements to acquire eighteen centers from several unrelated sellers. The aggregate purchase price for such centers is expected to be approximately $38.5 million and is expected to be funded with borrowings under the Acquisition Facility (or, under the Proposed Amendments, the Working Capital Facility) and cash generated from operations.

     The Company has funded its capital expenditures from cash generated by operations and, with respect to the construction and acquisition of new centers, internally generated cash, the Acquisition Facility, and issuances of common equity. See "Note 9. Acquisitions" in the Notes to Condensed Consolidated Financial Statements of AMF Bowling as of June 30, 1997, "-- Liquidity" and
"-- Capital Resources".

SEASONALITY AND MARKET DEVELOPMENT CYCLES

     The following table sets forth AMF's U.S. constant centers revenue for the last four quarters:

                                                    QUARTER ENDING
                               ---------------------------------------------------------
                               SEPTEMBER 30,     DECEMBER 31,     MARCH 31,     JUNE 30,
                                   1996              1996           1997          1997
                               -------------     ------------     ---------     --------
                                                 (DOLLARS IN MILLIONS)

    Total Revenue............      $38.7            $ 50.5          $58.1        $ 41.1
    % of Total...............       20.6%             26.8%          30.8%         21.8%

     On a consolidated basis, revenue and EBITDA of the Company's businesses are neither highly seasonal nor highly cyclical. The geographic diversity of the Company's bowling centers, which operate across different regions of the U.S. and across nine other countries, along with the bowling industry's historic relative insulation from recessions, has provided stability to the Company's annual cash flows. Although financial performance of Bowling Centers operations is seasonal in nature in many countries, with cash flows typically peaking in the winter months and reaching their lows in the summer months, the geographic diversity of the Company's bowling centers has helped reduce this seasonality as bowling centers in certain countries in which AMF operates exhibit different seasonal sales patterns. As a result of the growing number of U.S. centers attributable to the Company's acquisition program, the seasonality described above may be accentuated. In Australia, where AMF has its largest number of international centers, the reversal of seasons relative to the U.S. helps mitigate the seasonality in worldwide operations. AMF's cash flows are further stabilized by the location of many centers in regions where the climates have high average temperatures and high humidity. In the U.S., during the summer months when league bowling is generally less active, bowling centers in the southern U.S. continue to show strong performance. Similarly, in regions with warm summer climates such as Hong Kong and Mexico, where bowling in air-conditioned centers may be more attractive than outdoor activities, bowling centers show strong performance. See "Business -- Business Strategy" and "Note
10. Business Segments" in the Notes to Condensed Consolidated Financial Statements of AMF Bowling as of June 30, 1997.

     Modernization and Consumer Products sales display significant seasonality. The U.S. market, which is the largest market for Modernization and Consumer Products, is driven by the beginning of leagues in the fall of each year. Operators typically sign purchase orders, particularly for replacement equipment, during the first four months of the year, after they receive winter league revenue indications. Equipment is shipped and installed during the summer months, when leagues are generally less active. Sales of modernization equipment, such as automatic scoring and synthetic lane overlays, are less predictable and fluctuate more than the replacement equipment because of the four to ten year life cycles of these major products.

     The NCP category of bowling products experiences significant fluctuations due to changes in demand for NCPs as certain markets experience high growth followed by market maturity, at which time sales to that market decline, sometimes rapidly. Market cycles for individual countries have, in the past, spanned several years, with periods of high demand for several markets (e.g., Korea and Taiwan) which, in the Company's experience, last five years or more. These growth patterns do not seem to be closely tied to general economic cycles.

INTERNATIONAL OPERATIONS

     For the six months ended June 30, 1997, 26.1% of Bowling Centers revenue was generated by its international centers. For the year ended December 31, 1996, 33.8% of the Bowling Centers revenue was generated by international centers. Historically, the Company has not engaged in any significant currency hedging activities.

     The Company's international operations are subject to the usual risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive laws and actions by foreign governments (such as restrictions on transfer of funds, import and export duties and quotas, foreign customs, tariffs and VATs and unexpected changes in regulatory environments), difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, international investment and loans, and foreign tax laws.

     For the six months ended June 30, 1997, 59.2% of Bowling Products sales were international sales. For the year ended December 31, 1996, approximately 62.7% of Bowling Products sales were made in international markets. To minimize credit and international exchange risk, equipment is sold primarily using letters of credit denominated in U.S. dollars. Letters of credit are usually received before shipments leave U.S. ports. International sales offices sell some products in local currency, but adjust pricing, to the extent that market conditions permit, with changes in exchange rates. This policy enables the Bowling Products operations generally to avoid any material adverse effect from exchange rate fluctuations. Management believes that this policy should continue to protect the Company from material adverse consequences of exchange rate fluctuations, except in the event of severe international exchange rate volatility. See "Risk Factors -- International Operations".

BACKLOG; RECENT NCP SALES

     The total backlog of NCPs (which include all of the equipment necessary to outfit one new bowling lane) as of October 19, 1997 was 2,059 units, which is an approximately 44% increase over the December 31, 1996 backlog of 1,426 units. The increased backlog was directly attributable to strong NCP orders generated throughout the world as a result of an aggressive program to increase sales in early stage and developed markets. The backlog as of October 19, 1997 reflects a significant number of orders from customers in China, Malaysia, North and South America, Japan and Europe. Orders of NCPs included in the backlog are subject to cancellation by customers from time to time in the normal course of business. Accordingly, the Company has experienced, and expects to continue to experience, the cancellation of a portion of such orders.

     NCP sales for the first six months of 1997 totaled $62.8 million, a 67.5% increase over the same period in 1996. The significant increase was attributable to the market development and sales programs implemented in mid-1996 which were designed to maximize NCP sales activity in a variety of marketplaces of the world. While China currently represents the largest market for the Company's NCP sales and backlog, other markets such as South America, India, Poland, Russia and the Middle East are being developed.

     The total NCP backlog of approximately 1,426 units as of December 31, 1996 represented an increase of 486 units from the backlog of 940 units at December 31, 1995. This increase was primarily composed of increases in the backlogs in China, the United States and Malaysia, partially offset by decreases in the backlogs in Korea and Taiwan.

     Reflecting the decline in orders in the fourth quarter of 1995, manufacturing revenue from NCP sales declined very substantially during the first six months of 1996 representing a decrease of over 59.0% compared with NCP sales during the first six months of 1995. Overall NCP sales in the second half of 1996 exceeded NCP sales for the first half of 1996, reflecting continued progress in establishing a direct sales presence in China. The drop in NCP revenue for the year ended December 31, 1996 was due to a decrease in NCP unit sales, particularly in Korea and Taiwan. For the full year 1996, total NCP sales to Korea decreased by 1,165 units and to Taiwan decreased by 1,323 units compared with the full year 1995. The decrease in sales to Korea and Taiwan during 1996 was offset in part by an increase in NCP sales to China of 825 units. Management believes that the initial expansion period in both Korea and Taiwan peaked during 1994. Management believes that the decreased sales to Korea were also partially attributable to the effect of the Company's decreased presence in Korea while it was in the process of establishing a direct sales office to replace its former distributor. As a result of the maturing state of the markets in Korea and Taiwan, management does not expect NCP sales to these markets to return to the levels realized in 1994.

IMPACT OF INFLATION

     The Company has historically offset the impact of inflation through price increases and expense reductions. Periods of high inflation could have an adverse effect on the Company to the extent that increased borrowing costs for floating rate debt may not be offset by increases in revenue.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of, and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes.

     The Company currently and from time to time is subject to environmental claims. It is the opinion of management that the various asserted claims in which the Company currently is involved are not likely to have a material adverse effect on its financial position or results of operations. However, no assurance can be given as to the ultimate outcome with respect to such claims.

     The Company cannot predict with any certainty whether existing conditions or future events, such as changes in existing laws and regulations, may give rise to additional environmental costs. Furthermore, actions by federal, state, local and foreign governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the Company's products, or providing its services, or otherwise adversely affect the demand for its products or services. See "Business -- Environmental Matters".

RECENT ACCOUNTING PRONOUNCEMENTS

     Effective for the fiscal year ended December 31, 1997, the Company is required to adopt Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" and No. 129 "Disclosure of Information About Capital Structure". Effective for the fiscal year ended December 31, 1998, the Company is required to adopt SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information".

     The Company does not expect that adoption of these standards will have a material impact on the Company's financial position or results of operations. The adoption of SFAS No. 130 will require reporting comprehensive income, which includes the foreign currency translation adjustment, in an alternative format prescribed by the standard.

                                    BUSINESS

GENERAL

     AMF is the largest bowling company in the world. The Company operates 439 bowling centers worldwide which generate over 60 million customer visits per year. AMF is the U.S. market leader with 353 bowling centers, and is also the largest operator internationally, with 86 bowling centers in nine countries. In addition, AMF has been a leader in the bowling equipment industry for over 50 years, having revolutionized ten pin bowling with the introduction of the first automatic pinspotter in 1946. AMF is one of only two bowling equipment manufacturers that compete on a global basis. Management believes that AMF bowling equipment accounts for approximately 41% of the world's installed base of bowling equipment.

     The worldwide bowling center and bowling equipment industry generates approximately $9 billion in annual revenue and includes approximately 13,000 bowling centers in over 80 countries. The U.S. bowling center and bowling equipment industry generates in excess of $4 billion of revenue annually and includes approximately 5,900 centers. Over 100 million people participate annually in bowling worldwide, according to the FIQ, the official organization of the worldwide bowling industry. The bowling center industry in both the U.S. and abroad is highly fragmented. In the U.S., the next closest competitor to AMF's 353 centers has approximately 111 centers. The next three largest operators collectively account for only approximately 55 of the total 5,900 centers.

     An investor group led by GSCP, an affiliate of Goldman Sachs, acquired AMF in May 1996 for a total purchase price of approximately $1.37 billion. The investor group appointed a new management team that has aggressively pursued a three-part strategy:

          - consolidate the U.S. bowling center industry,

          - build a nationally recognized brand of superior bowling and entertainment centers, and

          - capitalize on the demand for bowling products and centers in certain international markets.

     Management is utilizing the well-recognized AMF name to build the only national branded network of bowling and entertainment centers in the U.S. through a series of initiatives. These include introducing innovative new products, such as bumper bowling and Xtreme(TM) Bowling, upgrading the physical appearance of centers, and improving the food and beverage offerings. Since May 1996, AMF's management team has grown the number of AMF's U.S. centers from 207 to 353, an increase of approximately 71%, principally through acquisitions.

     AMF is also capitalizing on the strong international growth in the demand for Bowling Products through direct sales of equipment and the building of new bowling centers abroad. Strong demand for AMF's New Center Packages of bowling equipment drove AMF's backlog from 1,426 NCP units at December 31, 1996 to 2,059 NCP units at October 19, 1997, an increase of approximately 44%. Over 90% of the Company's NCP backlog is to international markets such as China, Japan and Germany. Further, AMF is acting to accelerate the development of bowling in key potential markets. During 1997, AMF entered into joint ventures to build and operate bowling centers equipped with AMF bowling products in China and selected Southeast Asian countries, and in Brazil and Argentina.

INDUSTRY OVERVIEW

  BOWLING CENTERS

     Bowlers represent a broad cross-section of the population. Several key reasons for bowling's popularity in the U.S. and abroad are that it is (i) an indoor, all-weather sport with year-round appeal, (ii) a lifetime sport suitable for all age groups, and (iii) low in cost relative to other forms of entertainment, requiring minimal expenditure on equipment to participate. Approximately 50% of U.S. bowling revenue is derived from league bowlers, who register in leagues and commit to participate on a scheduled basis generally once a week for a period of up to 40 weeks. Management believes that outside the U.S., league revenue generally comprises a smaller percentage of bowling revenue.

     The bowling center industry is highly fragmented, and consists of two relatively large bowling center operators, AMF (which has 353 U.S. centers as of October 24, 1997) and Brunswick Corporation ("Brunswick") (which has approximately 111 U.S. centers), three medium-sized chains, which together account for 55 bowling centers, and over 5,300 bowling centers owned by single-center and small-chain operators, which typically own four or fewer centers. The top five operators (including AMF) account for less than 9% of the total number of U.S. bowling centers.

     The international bowling center industry is also highly fragmented. There are typically few chain operators in any one country and a large number of single-center operators. AMF generally enjoys a relative size advantage (i.e., a larger number of lanes per center), and is competitively well positioned in markets such as the United Kingdom and Australia.

     In the United States, the operation of bowling centers is a mature industry characterized by slightly decreasing lineage (games per lane per day) offset by increasing average price per game and creating additional sources of income. Management believes that AMF's U.S. lineage has remained relatively stable in recent years due to AMF's ability to better maintain existing league bowlers and attract new recreational bowlers.

                        U.S. BOWLING CENTER INDUSTRY(a)

                                                                        NUMBER OF
OPERATOR                                                                LOCATIONS     % OF TOTAL
----------------------------------------------------------------------  ---------     ----------
AMF...................................................................      353            6.0%
Brunswick.............................................................      111            1.9
Bowl America..........................................................       23            0.4
Active West...........................................................       17            0.3
Bowl New England......................................................       15            0.2
                                                                          -----          -----
  Subtotal............................................................      519            8.8
                                                                          -----          -----
Single-center and small-chain operators...............................    5,381           91.2
                                                                          -----          -----
          Total.......................................................    5,900          100.0%
                                                                          =====          =====

---------------
(a) AMF estimate at October 24, 1997.

  BOWLING PRODUCTS

     The Bowling Products business consists of two categories: (i) New Center Packages (all of the equipment necessary to outfit a new bowling center or expand an existing bowling center); and (ii) Modernization and Consumer Products (which includes modernization equipment which upgrades an existing center, spare parts, supplies and consumable products). AMF and Brunswick are the only bowling center equipment manufacturers that compete on a global basis. Management believes that AMF's bowling equipment accounts for approximately 41% of the world's installed base of bowling equipment. Other competitors are typically smaller companies that tend to offer a narrower range of products and are often regionally focused. See "-- AMF Bowling Products -- Competition".

     New Center Package sales follow the trends in the growth of bowling. As bowling is introduced and becomes popular in new markets, the economics of constructing and operating bowling centers become attractive to local market developers and entrepreneurs. Consequently, they build new bowling centers, which need to be outfitted with equipment, driving demand for NCPs. For at least the last 15 years, the vast majority of NCP sales have been to international markets. This international trend has been fueled by the growth of bowling in several countries, particularly China, Taiwan and Korea.

     Sales of Modernization and Consumer Products to bowling center operators who manage the growing installed base of bowling equipment provide a stable base of recurring revenue. These products include both proprietary and standard spare parts for existing equipment and other products including pins, shoes, supplies and modernization equipment. Some of these products, such as bowling pins, should be replaced on approximately an annual basis to maintain a center, while certain less frequent investments in other equipment are necessary to modernize a center and are often required to maintain a customer base.

     In the U.S. and Korea, which are mature bowling markets, the population per lane in 1996 was approximately 2,000 and 3,600, respectively. (These figures are calculated by dividing total population by number of lanes: total population is obtained from the Population Reference Bureau; lane numbers are estimates received from AMF regional sales representatives.) In developing markets, the population per lane is significantly higher, suggesting the opportunity for additional growth, although there can be no assurance that these markets will develop to the same extent as the U.S. or Korea, as only a small number of markets have achieved this level of development. For example, India has over 25 million people per lane of installed bowling equipment, Poland has over 2 million people per lane, Indonesia has over 650,000 people per lane and Brazil has over 450,000 people per lane.

BUSINESS STRATEGY

     AMF believes that its future growth will depend on the continued success of its three-part strategy to consolidate the U.S. bowling center industry, build a nationally recognized AMF brand of superior bowling and entertainment centers, and capitalize on the demand for bowling products and centers in certain international markets. The key elements of the strategy are:

  CONSOLIDATE THE FRAGMENTED U.S. BOWLING CENTER INDUSTRY

     In addition to the 152 centers that AMF has acquired since May 1996, the Company's dedicated acquisition team has identified approximately 2,000 potential center acquisition candidates in the United States. The Company employs a regional clustering strategy for its U.S. centers and focuses on acquiring centers that either fit into existing geographic clusters or could be the base for forming new clusters. Management believes that none of the Company's competitors in the U.S. bowling industry is pursuing such an active acquisition strategy.

  IMPROVE ACQUIRED CENTERS' PROFITABILITY

     The Company believes that its EBITDA margins are among the highest of operators of U.S. bowling center chains. This belief is based on publicly available information and on the Company's knowledge of the industry, due to the Company's experience in operating the largest U.S. bowling center chain, in participating in various industry trade associations and in evaluating many U.S. bowling centers and chains for possible acquisition. Following an acquisition, management acts to increase profitability by cutting costs and introducing programs to increase revenue. Specifically, the Company improves marketing programs, reduces overhead, optimizes staffing, implements improved financial controls, centralizes management and maintenance of equipment, and centralizes purchasing. The Company often makes immediate capital and other improvements to upgrade the centers it acquires which are designed to generate increased revenue and to further AMF's goal of creating a nationally recognized brand of superior bowling and entertainment centers.

  BUILD A NATIONALLY RECOGNIZED BRAND OF SUPERIOR BOWLING AND ENTERTAINMENT CENTERS

     AMF believes it offers a superior bowling and entertainment experience utilizing innovative products such as Xtreme(TM) Bowling, which uses glow-in-the-dark pins and equipment, black lighting and music; bumper bowling for children, in which bumpers prevent balls from rolling into the gutter; computerized, automatic and color scoring; and time period discounts for certain groups, such as seniors and children. The Company is also increasing concourse space in certain of its centers for amusement games, billiards and other activities. AMF is selectively introducing the "Family Fun Fest" bowling center, which offers expanded state-of-the-art arcade and video games. The Company also seeks to increase its profile through the sponsorship of Special Olympics International and by hosting professional bowling tournaments.

  BUILD NEW CENTERS

     The Company has built new bowling centers in attractive markets to enhance its Bowling Centers business and also to serve as a showcase for the products manufactured by its Bowling Products business. These centers utilize state-of-the-art equipment and present bowling as part of a family entertainment experience and are an integral part of AMF's efforts to build a nationally branded network of superior bowling and entertainment centers. For instance, in August 1997, the Company opened a new 40-lane bowling center at Chelsea Piers in New York, the first new bowling center in Manhattan in 30 years.

  IMPROVE FOOD AND BEVERAGE REVENUES

     The Company estimates that it has over 60 million customer visits per year in its bowling centers. The Company is expanding and improving the food and beverage product offerings at many of its centers to take better advantage of its significant customer traffic. AMF also capitalizes on purchasing economies of scale. The Company is one of the nation's leading on-premise accounts for both Anheuser Busch Companies, Inc. and The Coca-Cola Company.

  CAPITALIZE ON GROWING GLOBAL DEMAND FOR BOWLING PRODUCTS

     Management believes that AMF's well-established global brand name, the quality of its products, and its comprehensive service and strong direct sales force and distribution network will enable it to take advantage of growing NCP demand worldwide. The Company is focused on sales of NCPs (which comprised 48% of AMF's Bowling Products sales in 1996) into selected countries with demonstrated strong demand for bowling products. AMF's backlog of NCPs increased by approximately 44% from 1,426 units at December 31, 1996 to 2,059 units at October 19, 1997. Customers outside the U.S. comprise over 90% of the current NCP backlog total, with the largest portion going to markets such as China, Japan and Germany. In addition, AMF will continue to acquire and to build international bowling centers on a selective basis, either to enhance the growth of bowling in countries which present attractive opportunities for the sale of bowling products or to enhance AMF's competitive position in a particular country's bowling center industry.

  ACCELERATE THE DEVELOPMENT OF BOWLING IN SELECTED INTERNATIONAL MARKETS

     In addition to the international markets that currently have a high demand for bowling products, management believes that selected international markets which are in the early development stage have the potential for high growth. Examples of such early stage markets are India which has over 25 million people per lane of installed bowling equipment, Poland which has over 2 million people per lane, Indonesia which has over 650,000 people per lane, and Brazil which has 450,000 people per lane. By contrast, mature markets, such as the U.S. and Korea, have populations per lane of 2,000 and 3,600, respectively. There can be no assurance that early stage markets will develop to the same extent as the United States or Korea, as only a small number of markets have achieved this level of development. AMF seeks to accelerate the industry's growth in early stage markets by building showcase centers and conducting promotional programs. As bowling becomes more popular, local developers and entrepreneurs build new bowling centers, which are outfitted with equipment, and drive demand for NCPs. To capitalize on this development cycle, AMF has entered into joint ventures to build, own and operate up to 20 bowling centers in China and Southeast Asia and 39 bowling centers in Brazil and Argentina. The Company is also developing a center in India and pursuing opportunities in Russia and Poland.

  PROVIDE INNOVATIVE AND QUALITY PRODUCTS

     AMF expects to continue to maintain its leadership position in manufacturing by setting industry standards for quality and innovation. Management believes that AMF has the fastest pinspotters, the highest scoring lanes and the most durable pins. Since the development of the first automatic pinspotter over fifty years ago, AMF has been an innovator in the advancement of such products as automatic scoring, bumpers, and Xtreme(TM) Bowling. AMF positions its products as high quality and technologically advanced, allowing it generally to command premium prices. Management believes that AMF uses its position as an integrated bowling centers operator and bowling products manufacturer to AMF's advantage in testing and developing product innovations.

  INCREASE MODERNIZATION AND CONSUMER PRODUCT SALES

     Management expects AMF to benefit as the worldwide base of bowling centers grows due to the increased popularity of bowling. AMF's brand name, the large installed base of AMF bowling equipment, AMF's established direct sales force and distribution network and its quality products will position AMF to increase sales of Modernization and Consumer Products. These products, which include modernization equipment, supplies, spare parts and consumable products, comprised 52% of AMF's Bowling Products sales in 1996. Furthermore, when AMF acquires or constructs a center and installs state-of-the-art equipment in that center, management believes that competing centers may purchase Modernization and Consumer Products, often from AMF, to remain viable competitors to the AMF center.

RECENT FINANCIAL PERFORMANCE

     AMF's management has significantly improved financial results since the May 1996 acquisition. Revenue and EBITDA increased by 33.9% to $318.1 million and by 30.4% to $85.8 million, respectively, for the first six months of 1997 as compared to the pro forma results for the first six months of 1996. Net loss for the first six months of 1997 was $12.2 million compared to a pro forma net loss of $13.5 million for the first six months of 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Consolidated Items -- Net Income (Loss)". Management believes that AMF's Bowling Centers and Bowling Products businesses have been characterized by high EBITDA margins and attractive returns on investment. Management believes that the Company is well-positioned, due to its long established industry leadership position, the AMF brand, the Company's large installed base and its strategy, to develop and capitalize on the growth potential of bowling worldwide.

AMF BOWLING CENTERS

     In the United States, AMF is the largest operator of bowling centers, with (as of October 24, 1997) 353 bowling centers in 36 states and Puerto Rico. Outside the United States, AMF is also the largest operator of bowling centers, with (as of October 24, 1997) 86 bowling centers in nine countries: Australia
(38), the United Kingdom (22), Mexico (9), Japan (4), China (including Hong
Kong) (6), France (3), Spain (2), Switzerland (1), and Canada (1). Of the U.S. centers, 207 were acquired as part of the Acquisition (seven of which were subsequently closed), 152 were acquired thereafter and one was constructed. Of the international centers, 78 were acquired as part of the Acquisition, nine were acquired thereafter, including seven in the United Kingdom and two in Australia, and one in Japan was closed.

     The Company's number of U.S. centers, regional clustering for U.S. centers (53 clusters) and average size (an average of 37 lanes per U.S. center versus an industry average of 21 lanes per U.S. center) provide both additional revenue opportunities and economies of scale. These revenue opportunities include (i) scheduling flexibility, which improves lane utilization, (ii) the ability to support an expanded food and beverage operation and (iii) more concourse space for food and beverage offerings, amusement games, billiards and pro shops. Cost savings resulting from the economies of scale include (a) the ability to distribute operating and corporate overhead costs (including marketing and advertising costs) over a larger revenue base and (b) attractive terms from certain of the Company's suppliers.

     Internationally, AMF's centers also are, on average, larger than those of its competitors. As with its U.S. operations, the number of centers, geographic clustering and size result in additional revenue opportunities and economies of scale. The Company is particularly well positioned in the United Kingdom and Australia.

     The geographic diversity of AMF's Bowling Centers operations across different regions of the U.S. and across nine other countries, along with the bowling centers industry's historic relative insulation from recessions, has provided stability to AMF's annual cash flows. See "Risk Factors -- Seasonality and Market Development Cycles" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Market Development Cycles".

     The Company has an ongoing modernization program that results in its bowling centers having more upgraded physical plants and attractive appearances than those of other operators. Management believes that its historical spending level of approximately 3.7% of Bowling Centers revenue is adequate to cover routine capital expenditures. Management estimates that only 2% of Bowling Centers revenue is required for nondiscretionary capital expenditures alone. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Expenditures".

     The Bowling Centers business derives its revenue and profits from three principal sources: (i) bowling, (ii) food and beverage and (iii) other sources, such as shoe rental, amusement games, billiards and pro shops. In 1996, bowling, food and beverage and other revenue represented 62%, 24% and 14% of total Bowling Centers revenue, respectively.

     Bowling revenue, the largest portion of a bowling center's revenue and profitability, is derived from league play, tournament play and recreational play. Food and beverage sales occur primarily through snack bars that offer snack foods, soft drinks and, at many centers, alcoholic beverages. AMF has acquired several centers with large sports bars that provide a large portion of such centers' revenue. Other revenue is derived from shoe rental and the operation of amusement games, billiards and pro shops. The shoe rental business is driven primarily by recreational bowlers who usually do not own a pair of bowling shoes. Recreational bowlers and non-bowling customers are also the primary users of amusement games and billiards tables.

  RECENT ACQUISITIONS AND JOINT VENTURES

     On October 10, 1996, AMF completed the acquisition of 50 bowling centers and certain related assets and liabilities from Charan. The purchase price of the Charan acquisition was approximately $106.5 million, subject to certain adjustments. The Charan acquisition was funded with approximately $40 million from the sale of equity by AMF Bowling to its existing institutional stockholders and one of its directors, and with approximately $66.5 million borrowed under the Acquisition Facility.

     On April 24, 1997, AMF completed the acquisition of American Recreation Centers, Inc. ("ARC"), which operated 43 bowling centers in six states. The aggregate price of the ARC acquisition was approximately $70.0 million, including repayment of certain debt and the purchase of related joint venture interests, and was funded with borrowings under the Acquisition Facility.

     In addition, between May 1, 1996 and October 24, 1997, the Company acquired 44 centers in the United States, seven centers in the U.K. and two centers in Australia from various single-center and small chain operators, and one chain of 15 bowling centers from Conbow. The aggregate purchase price for such acquisitions was approximately $130.3 million, and was funded with borrowings under the Acquisition Facility.

     As a result of the foregoing acquisitions and after giving effect to the construction of one center and the closing of eight centers since the Acquisition, the Company operated 353 U.S. bowling centers and 86 international bowling centers as of October 24, 1997.

     As of October 24, 1997, after giving effect to such acquisitions, $59.0 million remained available under the Acquisition Facility, of which a portion is expected to partially fund acquisitions that are scheduled to close by the end of January 1998.

     The Company has entered into purchase agreements to acquire eighteen U.S. centers from several unrelated sellers. The aggregate purchase price for such centers is expected to be approximately $38.5 million and is expected to be funded with borrowings under the Acquisition Facility (or, under the Proposed Amendments, the Working Capital Facility) and internally generated cash. See "Management's Discussion and Analysis of Financial Statements and Results of Operation -- Capital Resources".

     In April 1997, the Company entered into a joint venture arrangement with Hong Leong Corporation Limited, a Singapore based conglomerate ("Hong Leong"). Pursuant to the arrangement, the joint venture, to be owned 50% by the Company and 50% by Hong Leong, is expected to build and operate up to 20 bowling centers during the next three years. These bowling centers, the first of which is expected to open during 1997 in Tianjin, China, will be located in China, Indonesia, Malaysia, the Philippines, Thailand and Vietnam.

     In August 1997, the Company entered into a joint venture arrangement with Playcenter S.A., a Sao Paulo based amusement and entertainment company ("Playcenter"). Pursuant to the arrangement, the joint venture, owned 50% by the Company and 50% by Playcenter, is expected to build or assume ownership of, and operate, up to 39 bowling centers in Brazil and Argentina during the next four years.

     The Company expects its total investments in the joint ventures with Hong Leong and Playcenter to be approximately $12 million and $14 million, respectively, and expects each joint venture to finance the construction and acquisition of bowling centers with financing that is non-recourse to the Company.

     On October 20, 1997, the Company acquired Michael Jordan Golf Company, Inc., a company formed to build and operate golf practice ranges in select U.S. locations. In connection with such acquisition, the Company agreed to build two golf practice ranges by the end of 1999.

  COMPETITION (BOWLING CENTERS)

     Bowling, both as a competitive sport and a recreational activity, faces competition from numerous alternative activities. The ongoing success of the Company's Bowling Centers operations is subject to the level of interest in bowling, the availability and relative cost of other sport, recreational and entertainment alternatives, the amount of leisure time enjoyed by potential players, as well as various other social and economic factors over which AMF has no control. There can be no assurance that bowling will continue to be popular or that the Company will continue to compete effectively in the industry. See "Risk Factors -- Bowling Industry Characteristics", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Performance by Business Segment -- Bowling Centers" and "-- Business Strategy".

     The Company's centers also compete with other bowling centers. See
"-- Industry Overview". The Company competes primarily through the quality, appearance and location of its facilities and through the range of amenities and service level offered.

  FACILITIES (BOWLING CENTERS)

     As of October 24, 1997, AMF operated 353 centers in the United States and 86 centers in nine other countries. A regional list of these facilities is set forth below:

                                 U.S. CENTERS*

                                                        NUMBER OF     NUMBER OF     OWNED/
                                                        CLUSTERS       CENTERS      LEASED
                                                        ---------     ---------     -------
    REGION
    Pacific...........................................       8            54          24/30
    Great Lakes.......................................       7            51          39/12
    Baltimore/Washington..............................       3            24           15/9
    Northeast.........................................       7            52          28/24
    Southern..........................................      10            58          42/16
    Mid-Atlantic......................................       6            40          25/15
    Midwest...........................................       6            37          27/10
    Texas.............................................       6            35           28/7
                                                            --
                                                                         ---        -------
      Total...........................................      53           351        228/123
                                                            ==           ===        =======

---------------
* AMF operates two centers for an unrelated party. The two managed centers are neither owned nor leased by AMF and, therefore, are not included in the foregoing table.

                             INTERNATIONAL CENTERS

                                                                      NUMBER OF     OWNED/
                                                                      LOCATIONS     LEASED
                                                                      ---------     ------
    COUNTRY
    Australia.......................................................      38        23/15
    United Kingdom..................................................      22         3/19
    Mexico..........................................................       9          5/4
    China (including Hong Kong).....................................       6          0/6
    Japan...........................................................       4          0/4
    France..........................................................       3          0/3
    Spain...........................................................       2          0/2
    Switzerland.....................................................       1          0/1
    Canada..........................................................       1          1/0
                                                                          --
                                                                                    -----
      Total.........................................................      86        32/54
                                                                          ==        =====

     AMF's leases are subject to periodic renewal. Thirty-five of the U.S. Bowling Centers have leases which expire during the next three years. Twenty-two of such leases have renewal options. Nineteen of the international Bowling Centers have leases which expire during the next three years. Twelve of such leases have renewal options. AMF generally does not have difficulty renewing leases.

  EMPLOYEES (BOWLING CENTERS)

     As of July 31, 1997, Bowling Centers operations had approximately 12,882 full- and part-time employees. The Company believes that its relations with its Bowling Centers employees are satisfactory.

                              NUMBER OF EMPLOYEES

                                                                           NUMBER OF
                                                                           EMPLOYEES
                                                                           ----------
        COUNTRY
          United States................................................      10,624
                                                                             ------
          International:
             Australia.................................................       1,144
             United Kingdom............................................         550
             Mexico....................................................         220
             China (including Hong Kong)...............................         122
             Japan.....................................................          48
             France....................................................          77
             Spain.....................................................          33
             Switzerland...............................................          13
             Canada....................................................          51
                                                                             ------
                  Total International..................................       2,258
                                                                             ------
                  Total Worldwide......................................      12,882
                                                                             ======

AMF BOWLING PRODUCTS

     AMF is one of only two bowling center equipment manufacturers that compete on a global basis. Management believes that AMF bowling equipment accounts for approximately 41% of the world's installed base of bowling center equipment and has supplied or is supplying equipment to an estimated 10,000 bowling centers in over 50 countries. The Company manufactures and sells bowling center equipment, including automatic pinspotters, automatic scoring equipment, bowling pins, lanes, ball returns, and certain spare and modernization parts, and resale products, such as bowling balls, bags, shoes and other bowlers' aids, sold primarily through pro shops.

     The bowling products business consists of two categories: (i) New Center Packages (all of the equipment necessary to outfit a new bowling center or expand an existing bowling center); and (ii) Modernization and Consumer Products (which includes modernization equipment, spare parts, supplies and consumable products).

     AMF positions its products as high quality, technologically advanced products, allowing AMF generally to command premium prices. AMF's long history of bowling equipment innovation began over 50 years ago when AMF revolutionized ten pin bowling with the introduction of the automatic pinspotter. Today, AMF manufactures 8800 Gold (the fastest pinspotter for play conducted under conditions specified by the American Bowling Congress) and 8290 pinspotters, and, management believes, the highest-scoring lanes and the most durable pins. The superior speed of AMF's pinspotter directly influences the amount of bowling revenue a bowling center can generate, and the reliability and ease of repair is an important marketing tool against sellers of refurbished equipment. AMF's HPL synthetic lanes, introduced in 1988, are the performance leaders. In the annual American Bowling Congress tournament, where AMF and Brunswick supply the equipment in alternating years, every major scoring record has been set on AMF's synthetic lanes. Internal tests demonstrate that AMF pins are more durable under stress conditions and are less likely to break. In general, AMF's products are developed through internal research and development efforts. AMF holds over 40 U.S. patents for its various proprietary products and technologies.

  MODERNIZATION AND CONSUMER PRODUCTS

     The potential customers for Modernization and Consumer Products include all bowling centers in operation today, and the number of these potential customers will continue to grow as the number of centers increases. In order for a bowling center to remain competitive and to satisfy its customers, the center operator must make certain periodic investments in the center's equipment. Some of these investments, such as replacing pins, must be made on approximately an annual basis. These annual investments represent relatively modest expenditures necessary to maintain the center. Other equipment, such as automatic scoring systems, replacement lanes and upgraded automated lane maintenance equipment, require less frequent but more significant investments by center operators. Management believes that many of these modernizations are necessary for a center to maintain its existing customer base.

  NEW CENTER PACKAGES

     New Center Packages include the equipment necessary to outfit new or expand existing bowling centers, such as lanes, pinspotters, automatic scoring, bowler seating, ball returns, masking units and bumpers. AMF is focused on sales of NCPs into selected countries with demonstrated strong demand for bowling products, such as China, Japan and Germany. In addition, AMF believes that markets, such as Argentina, Brazil, Indonesia, India, Poland and other selected markets in Asia, Eastern Europe and South America, hold the potential for high growth over the next several years, but are currently in the early stages of the industry's development. As bowling is introduced in a market and becomes more popular, local developers and entrepreneurs build new bowling centers, which are outfitted with equipment, and drive demand for NCPs. To capitalize on this development cycle, AMF has entered into the joint ventures with Hong Leong and Playcenter described under "-- AMF Bowling Centers -- Recent Acquisitions and Joint Ventures". See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Backlog; Recent NCP Sales".

  BILLIARDS

     In addition to bowling equipment and supplies, AMF manufactures and sells PlayMaster billiards tables. PlayMaster sells an extensive line of home billiards tables and a limited line of commercial billiards tables. For the six months ended June 30, 1997, PlayMaster had revenue of $3.8 million.

  COMPETITION (BOWLING PRODUCTS)

     AMF is one of the largest manufacturers of bowling center equipment in the world. Management estimates that AMF accounts for approximately 41% of the worldwide installed base of bowling center equipment.

     AMF and Brunswick are the two largest manufacturers of bowling center equipment, and are the only full-line manufacturers of NCPs and Modernization and Consumer Products that compete on a global basis. The Company also competes with smaller, often regionally focused companies in certain product lines. For example, DACOS, a Korean-based manufacturer, competes with the Company in the Asia-Pacific region, primarily in China and Korea.

     Because of bowling equipment's relatively long useful life, used equipment can be refurbished and sold, often to builders of new centers. The Company actively purchases and resells used equipment in new, high growth markets in order to compete with refurbishers who often are U.S. based.

  PROPERTIES (BOWLING PRODUCTS)

     As of October 24, 1997, AMF owned or leased facilities at five locations in the U.S., four of which are used for its Bowling Products business and one of which is used for its billiards business. AMF also leased facilities at 28 international locations, which are used as offices or warehouses. These facilities are listed below.

                                U.S. FACILITIES

                                                                          APPROXIMATE       OWNED/
LOCATION                                   PRODUCTS                      SQUARE FOOTAGE     LEASED
-----------------------  --------------------------------------------    --------------     -------
Richmond, VA...........  World headquarters,
                         pinspotters, automatic scoring, synthetic
                         lanes, other capital equipment,                     360,000        Owned
                         consumer products, used pinspotters                  54,000        Leased
Lowville, NY...........  Pins and wood lanes                                 121,000        Owned
                                                                              50,000        Owned
Golden, CO.............  Lane maintenance equipment (Century)                 50,000        Leased
Bland, MO..............  Billiard tables (PlayMaster)                         37,210        Owned
                                                                              33,373        Leased
                                                                              32,000        Owned
                                                                              24,000        Owned
                                                                              16,000        Owned
                                                                              11,000        Leased
Miami, FL..............  Office                                                  200        Leased

                            INTERNATIONAL FACILITIES

                                                                     APPROXIMATE       OWNED/
LOCATION                                              FUNCTIONS     SQUARE FOOTAGE     LEASED
----------------------------------------------------  ----------    --------------     -------
Emu Plains, Australia...............................  Office                400        Leased
                                                      Warehouse          10,100        Leased
Brussels, Belgium...................................  Office              1,000        Leased
Ontario, Canada.....................................  Office                400        Leased
Beijing, China......................................  Office                390        Leased
Guangzhou, China....................................  Office                380        Leased
                                                      Warehouse           1,650        Leased
Hong Kong...........................................  Office              2,500        Leased
                                                      Office              1,125        Leased
Shanghai, China.....................................  Office                400        Leased
Levallois-Perret, France............................  Office                984        Leased
                                                      Warehouse           1,470        Leased
Mainz-Kastel, Germany...............................  Office                656        Leased
                                                      Warehouse           1,650        Leased
Bangalore, India....................................  Office              1,050        Leased
New Delhi, India....................................  Office              2,000        Leased
Yokohama, Japan.....................................  Office              4,626        Leased
                                                      Warehouse           8,880        Leased
                                                      Service
                                                      Center              1,634        Leased
Seoul, Korea........................................  Office              5,119        Leased
                                                      Warehouse           7,472        Leased
Mexico City, Mexico.................................  Office              1,300        Leased
                                                      Warehouse          11,431        Leased
Warsaw, Poland......................................  Office                209        Leased
Granna, Sweden......................................  Office              4,515        Leased
                                                      Warehouse          12,705        Leased
Hemel Hempstead, United Kingdom.....................  Office             11,500        Leased
                                                      Warehouse          11,770        Leased

  EMPLOYEES (BOWLING PRODUCTS)

     As of July 31, 1997, the Bowling Products business had approximately 995 full-time employees. The Company believes that its relations with its Bowling Products employees are satisfactory. Employees are divided along functional lines as shown in the table below.

                                   EMPLOYEES

        SEGMENT                                                    NUMBER OF EMPLOYEES
        ---------------------------------------------------------  -------------------
        Manufacturing............................................          653
                                                                           ---
        Sales
          Australia..............................................            8
          Americas...............................................           48
          Europe.................................................           53
          Asia-Pacific...........................................          192
          Japan..................................................           41
                                                                           ---
             Total Sales.........................................          342
                                                                           ---
                  Total Worldwide................................          995
                                                                           ===

EMPLOYEES (CORPORATE)

     As of July 31, 1997, the Company had approximately 142 full-time corporate employees. The Company believes that its relations with its corporate employees are satisfactory.

LEGAL PROCEEDINGS

     The Company currently and from time to time is subject to claims and suits arising in the ordinary course of its business, including employment discrimination claims, workers' compensation claims, and personal injury claims from customers of Bowling Centers. In certain such actions, plaintiffs request punitive or other damages that may not be covered by insurance. In the opinion of management, the various asserted claims and litigation in which the Company currently is involved will not have a material adverse effect on its financial position or results of operations. However, no assurance can be given as to the ultimate outcome with respect to such claims and litigation.

     On March 5, 1996, the defendant in an action entitled Northland Bowl and Sports Center, Inc. and Recreation Association, II v. Golden Giant, Inc., d/b/a Golden Giant Building Systems, Court of Common Pleas, Centre County, Pennsylvania, asserted a third-party claim against AMF Bowling Products, Inc. (formerly named AMF Bowling, Inc.), a wholly owned, indirect subsidiary of AMF Bowling ("AMF Bowling Products"), and other parties. Defendant, Golden Giant, Inc. ("Golden Giant"), a construction company, was originally named as the sole defendant by a bowling center (not owned or operated by the Company) in connection with the collapse of such center's roof in early 1994. Golden Giant named AMF Bowling Products as an additional defendant, charging it with negligence and breach of implied warranty for installing scoring monitors (four years before the roof collapsed) on a portion of the building that allegedly could not adequately support the additional weight of the equipment. The bowling center plaintiff claims total damages in amounts exceeding $3.5 million, and Golden Giant asserts that, if the plaintiff is entitled to any recovery, it should be in whole or part against AMF Bowling Products. On March 25, 1997, an order was entered dismissing AMF Bowling Products from the lawsuit, which continues against the other defendants. The plaintiff has appealed the order dismissing AMF Bowling Products, and in October 1997, the appellate court denied the plaintiff permission to appeal.

REGULATORY MATTERS

     There are no unique federal or state regulations applicable to bowling center operations or equipment manufacturing. State and local governments require establishments to hold permits to sell alcoholic beverages, and, although regulations vary from state to state, once permits are issued, they generally remain in place indefinitely (except for routine renewals) without burdensome reporting or supervision other than revenue tax reports. See "Risk Factors -- International Operations".

ENVIRONMENTAL MATTERS

     AMF's operations are subject to federal, state, local and foreign environmental laws and regulations that impose limitations on the discharge of, and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of, certain materials, substances and wastes. AMF believes that its operations are in material compliance with the terms of all applicable environmental laws and regulations as currently interpreted.

     The Company currently and from time to time is subject to environmental claims. It is the opinion of management that the various asserted claims in which the Company currently is involved are not likely to have a material adverse effect on its financial position or results of operations. However, no assurance can be given as to the ultimate outcome with respect to such claims.

     AMF has received notices of potential liability under CERCLA or analogous state statutes at eight off-site disposal facilities. AMF believes that the entity involved was a de minimis contributor of waste at each of these sites. In addition, in connection with the Acquisition, AMF Reece Inc., which is owned by certain of the prior owners of AMF, will be required to indemnify AMF for the liability at three of these sites under an indemnity agreement which certain of the prior owners of AMF were required by such agreement to procure. AMF does not believe that CERCLA liabilities for these eight sites in the aggregate will have a material adverse effect on AMF's business or financial condition taken as a whole.

     AMF cannot predict with any certainty whether existing conditions or future events, such as changes in existing laws and regulations, may give rise to additional environmental costs. Furthermore, actions by federal, state, local and foreign governments concerning environmental matters could result in laws or regulations that could increase the cost of producing AMF's products, or providing its services, or otherwise adversely affect the demand for its products or services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Environmental Matters".

                              CERTAIN TRANSACTIONS

     Messrs. Friedman and O'Toole, each of whom is a Managing Director of Goldman Sachs, and Mr. Sacerdote, who is a limited partner of The Goldman Sachs Group, are directors of AMF Bowling, AMF Group Holdings and Bowling Worldwide. Mr. Friedman is also Chairman of AMF Bowling. Goldman Sachs and its affiliates together currently beneficially own and will, following consummation of the Offerings, continue to own a majority of the outstanding Common Stock. See "Principal Stockholders". Goldman Sachs and its affiliates were the initial purchasers of the debt issued by Bowling Worldwide in connection with the Acquisition and received an underwriting discount of approximately $19.0 million in connection with the purchase and resale of certain senior subordinated notes and senior subordinated discount notes, each issued in March 1996, which were subsequently exchanged by the holders thereof for the Senior Subordinated Notes (as hereinafter defined) and the Senior Subordinated Discount Notes (as hereinafter defined). Goldman Sachs also served as financial advisor to the owners of the Predecessor Company in connection with the Acquisition and received a fee in the form of 10-year warrants (the "Warrants") to purchase

870,000 shares of the Common Stock, on a fully diluted basis, at a purchase price of $.01 per share. The Warrants were valued for accounting purposes at approximately $8.7 million.

     In connection with the Credit Agreement and the amendments thereto, Goldman Sachs Credit Partners, L.P., an affiliate of Goldman Sachs, acted as Syndication Agent, Goldman Sachs Credit Partners, L.P. and Citicorp Securities, Inc. acted as Arrangers, and Citibank, N.A. is acting as Administrative Agent. Total fees payable to Goldman Sachs Credit Partners, L.P. aggregate approximately $10.0 million, and such entity is reimbursed for expenses in connection with such services. Goldman Sachs Credit Partners, L.P. is also a lender under the Credit Agreement. See "Description of Certain Indebtedness -- Credit Agreement". Goldman Sachs also received a cash fee of $5.0 million from AMF in connection with the Acquisition and was reimbursed for related expenses. Blackstone Management Partners L.P., an affiliate of Blackstone Group, and Kelso & Company, L.P., an affiliate of Kelso, each received an investment banking fee of $1.0 million, and Bain Capital, Inc., an affiliate of Bain, received a fee of $300,000, each in connection with the Acquisition.

     Bowling Worldwide and Goldman Sachs are parties to an engagement letter pursuant to which Goldman Sachs are retained as Bowling Worldwide's financial advisor to provide investment banking and financial advisory services, including in connection with any acquisitions, dispositions or financings. Pursuant to the engagement, Bowling Worldwide has agreed to reimburse Goldman Sachs for their out-of-pocket expenses and indemnify Goldman Sachs in connection with their services arising under the engagement.

     AMF Bowling has also entered into two interest rate cap agreements with Goldman Sachs Capital Markets, L.P. ("GSCM"), an affiliate of Goldman Sachs, both of which were executed to hedge the Company's exposure to fluctuations in the interest rates applicable to borrowings under the Credit Agreement. The Company paid a fee of $3.6 million to GSCM in 1996 in connection with the execution of the first of these transactions, which "caps" the interest rate on $500 million principal amount of debt at 6.5% until April 1998 and at 7.5% from May 1998 through October 1998. The Company paid a fee of $15,000 to GSCM in respect of the second transaction executed on July 2, 1997, which caps the rate applicable to $100 million in debt at 7.0% until March 31, 1998. See "Note 9. Long-Term Debt" in the Consolidated Financial Statements of AMF Bowling as of December 31, 1996 and "Note 6. Long-Term Debt" in the Condensed Consolidated Financial Statements of AMF Bowling as of June 30, 1997.

     The Company retained Michael Stanard Design, Inc. ("MSD"), a market consultant, to provide marketing and related services in 1996 for an aggregate of $114,000 and in 1997 for an aggregate of $446,000 to date. A majority owner of MSD is H. Michael Stanard, who is Mr. Stanard's brother. A substantial portion of such amounts were reimbursement of costs for materials, travel, printing and other out-of-pocket expenses.

     The Company has agreed to pay a fee of $300,000 to Goldman Sachs for their representation of the Company in connection with the Company's lease of its new bowling center at Chelsea Piers in New York.

     AMF and the Stockholders have entered into the Stockholders Agreement and the Registration Rights Agreement. See "Principal Stockholders -- Stockholders Agreement" and "Principal Stockholders -- Registration Rights Agreement".

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT AGREEMENT

     Bowling Worldwide is party to a Credit Agreement amended and restated as of June 30, 1997 (and as further amended, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time, the "Credit Agreement") with Goldman Sachs, their affiliate Goldman Sachs

Credit Partners, L.P., Citibank, N.A. ("Citibank") and its affiliates Citicorp and Citicorp USA, Inc. and certain other banks, financial institutions and institutional lenders (collectively, the "Lenders") providing for (i) senior secured term loan facilities aggregating $580.0 million (the "Term Facilities"),
(ii) a senior secured multiple-draw term facility of $230.0 million (the "Acquisition Facility") and (iii) a senior secured revolving credit facility of up to $50.0 million (the "Working Capital Facility", and together with the Term Facilities and the Acquisition Facility, the "Senior Facilities"). In connection with such financing, Goldman Sachs Credit Partners, L.P. acted as Syndication Agent, Goldman Sachs Credit Partners, L.P. and Citicorp Securities, Inc. acted as Arrangers, and Citibank is acting as Administrative Agent. The initial borrowings under the Credit Agreement were used to partially fund the Acquisition. In connection with the Offerings, Bowling Worldwide and the lenders under the Credit Agreement have approved in principle an amendment to the Credit Agreement that will constitute the Third Amended and Restated Credit Agreement (the "Proposed Amendments"). The Proposed Amendments will, among other things,
(i) convert the Acquisition Facility and a portion of the Term Facilities under the Credit Agreement into a non-amortizing Working Capital Facility which matures in 2002 and the aggregate size of which will be increased to $355.0 million, (ii) extend the final maturity of the Working Capital Facility and certain of the Term Facilities, (iii) reduce the interest rates under the Credit Agreement, (iv) amend certain covenants contained in the Credit Agreement to provide Bowling Worldwide and its subsidiaries with additional operating flexibility and (v) permit a portion of the proceeds of the Offerings to be applied to repayment of the Notes.

     The following summary of the material provisions of the Credit Agreement is qualified in its entirety by reference to the full text of the Credit Agreement. A copy of the Credit Agreement giving effect to the Proposed Amendments has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  THE FACILITIES

     The Term Facilities consist of the following three tranches: (i) a Term Loan Facility of $250.0 million, (ii) an Amortization Extended Loan ("AXELs(SM)") Series A Facility of $190.0 million and (iii) an AXELs(SM) Series B Facility of $140.0 million. The Term Loan Facility bears interest, at Bowling Worldwide's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case plus a margin which varies in accordance with a performance pricing grid which is based on the Total Debt to EBITDA Ratio (as defined in the Credit Agreement) for the Rolling Period (as hereinafter defined) then most recently ended. As of June 30, 1997 pro forma for the Offerings, the applicable margin for base rate loans was 1.25% and for Eurodollar rate loans was 2.25%. The AXELs(SM) Series A Facility bears interest, at Bowling Worldwide's option, at Citibank's customary base rate plus 1.875% or at Citibank's Eurodollar rate plus 2.875%. The AXELs(SM) Series B Facility bears interest, at Bowling Worldwide's option, at Citibank's customary base rate plus 2.125% or at Citibank's Eurodollar rate plus 3.125%. The Term Facilities provide for quarterly amortization until final maturity. The Term Loan Facility has a term of five years, the AXELs(SM) Series A Facility has a term of seven years and the AXELs(SM) Series B Facility has a term of eight years. The Proposed Amendments will (i) reduce the Term Loan Facility to $130.0 million and substantially increase the Working Capital Facility, as discussed below, (ii) extend the final maturity of the Working Capital Facility and the Term Loan Facility to March 31, 2002 and (iii) reduce the applicable interest rates. Based on the Total Debt to EBITDA Ratio as of June 30, 1997 pro forma for the Offerings, the Proposed Amendments would result in base rate margins of .75%, 1.00% and 1.25%, and Eurodollar rate margins of 1.75%, 2.00% and 2.25%, for the Term Loan Facility, the AXELs(SM) Series A Facility and the AXELs(SM) Series B Facility, respectively.

     Average amounts outstanding and average borrowing rates for the period ended June 30, 1997, were as follows (dollars in millions):

                                                        OUTSTANDING       AVERAGE       AVERAGE
                                                          JUNE 30,        AMOUNTS      BORROWING
            DESCRIPTION               MATURITY DATES        1997        OUTSTANDING      RATES
-----------------------------------   ---------------   ------------    -----------    ---------
Term Loan Facility.................   March 31, 2001      $210,000       $ 232,620       8.15%
AXELs(SM) Series A Facility........   March 31, 2003      $187,750       $ 189,007       8.54%
AXELs(SM) Series B Facility........   March 31, 2004      $138,125       $ 104,759       8.77%

     Under the terms currently in effect, Bowling Worldwide will be required to make scheduled amortization payments on the Term Facilities as follows (dollars in millions):

                  TWELVE MONTHS                  TERM       AXELS(SM)    AXELS(SM)
                     ENDING                      LOAN       SERIES A     SERIES B
                  DECEMBER 31,                 FACILITY     FACILITY     FACILITY     TOTAL
    -----------------------------------------  --------     --------     --------     ------
       1997..................................   $ 38.1       $  2.0       $  2.3      $ 42.4
       1998..................................     43.1          2.0          2.2        47.3
       1999..................................     51.3          2.0          2.2        55.5
       2000..................................     67.5          2.0          2.3        71.8
       2001..................................     28.1         50.8          2.2        81.1
       2002..................................       --         92.5          2.3        94.8
       2003..................................       --         37.5         78.9       116.4
       2004..................................       --           --         46.8        46.8
                                                ------       ------       ------      ------
                                                $228.1       $188.8       $139.2      $556.1
                                                ======       ======       ======      ======

     The Proposed Amendments will not affect the scheduled amortization payments on the AXELs(SM) Series A Facility or the AXELs(SM) Series B Facility, but will reduce the scheduled amortization payments on the Term Loan Facility to $7.5 million on December 31, 1997 and thereafter as follows (dollars in millions):

                                   TWELVE MONTHS
                                       ENDING
                                    DECEMBER 31,
    ----------------------------------------------------------------------------
       1998.....................................................................  $ 23.1
       1999.....................................................................    28.1
       2000.....................................................................    30.0
       2001.....................................................................    30.0
       2002.....................................................................    11.3
                                                                                  ------
                                                                                  $122.5
                                                                                  ======

     In addition, under the terms currently in effect, Bowling Worldwide will be required to make prepayments which permanently reduce the availability under the Senior Facilities under certain circumstances, including upon certain asset sales, issuances of debt and public issuance of equity securities of AMF Bowling. Bowling Worldwide will also be required to make prepayments which permanently reduce the availability under the Senior Facilities in an amount equal to (i) 75% (to be reduced to 50% for years in which Bowling Worldwide's Total Debt to EBITDA Ratio for the prior 12 months is less than 4.0 to 1.0) of Bowling Worldwide's Excess Cash Flow (as defined in the Credit Agreement) or
(ii) during each of the first three years after the closing of the Senior Facilities, if less than the amount described in clause (i), the amount by which Bowling Worldwide's Excess Cash Flow for such year exceeds $10.0 million (during the first two years after closing) or $20.0 million (during the third year after closing). The Proposed Amendments will require for such prepayment based on Excess Cash Flow to permanently reduce the availability under the Senior Facilities only if the Total Debt to EBITDA Ratio is greater than or equal to 5.50 to 1.0, and will reduce the percentage referred to in clause (i) of the preceding sentence from 75% to 50%. The Proposed Amendments will also provide that the first $100 million of the net cash proceeds of the Offerings will be used to repay borrowings that, under such Proposed Amendments, would constitute a portion of the expanded Working Capital Facility (and thus would be available for reborrowing), and the remaining net cash proceeds anticipated from the Offerings may be used, at Bowling Worldwide's option, to redeem a portion of the Senior Subordinated Notes and/or the Senior Subordinated Discount Notes and/or to repay borrowings under the Working Capital Facility. See "Use of Proceeds".

     The terms currently in effect also provide for a $50.0 million Working Capital Facility for general corporate purposes and a $230.0 million Acquisition Facility to finance acquisitions and to refinance new center construction. Borrowings under these facilities are subject to Bowling Worldwide meeting certain pro forma financial covenants and limitations imposed on the amount borrowed, including that the amount borrowed under the Acquisition Facility may not exceed 4.5 times the Deemed EBITDA (as defined in the Credit Agreement) of the business to be acquired or the newly constructed center.

     The existing Acquisition Facility has a term of five years and will begin to amortize in December 1999, with final maturity at March 31, 2001. The Acquisition Facility bears interest, at Bowling Worldwide's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case, plus a margin which varies in accordance with a performance pricing grid which is based on the Total Debt to EBITDA Ratio for the Rolling Period then most recently ended. As of June 30, 1997, the applicable margin for base rate loans was 1.50% and for Eurodollar rate loans was 2.50%. As of October 24, 1997, $171.0 million was outstanding under the Acquisition Facility.

     The Proposed Amendments (i) will convert the entire Acquisition Facility and a portion of the Term Loan Facility into an amended Working Capital Facility having an aggregate amount of $355.0 million, of which $193.5 million is expected to be outstanding after giving effect to the Offerings and the related repayment of $100.0 million under the Working Capital Facility and (ii) will eliminate the above described limitation on the amount that may be borrowed for an acquisition or new construction (although the pro forma compliance with covenants requirement will remain).

     The Working Capital Facility, as currently in effect, matures in 2001, is fully revolving until its final maturity and bears interest, at Bowling Worldwide's option, at Citibank's customary base rate or at Citibank's Eurodollar rate, in each case, plus a margin which varies in accordance with a performance pricing grid which is based on the Total Debt to EBITDA Ratio for the four fiscal quarter rolling period then most recently ended. As of June 30, 1997, the applicable margin for base rate loans was 1.50% and for Eurodollar rate loans was 2.50%. As of October 24, 1997, $47.5 million was outstanding under the Working Capital Facility. The Proposed Amendments will extend the maturity of the Working Capital Facility to March 31, 2002 and increase the amount of the Working Capital Facility to $355.0 million and will decrease the interest rates thereunder. Based on the Total Debt to EBITDA Ratio as of June 30, 1997, the Proposed Amendments, without giving pro forma effect to the Offerings, would result in a base rate margin of 0.875% and would result in a Eurodollar rate margin of 1.875%.

     The Senior Facilities are (and following the Proposed Amendments will continue to be) guaranteed by AMF Group Holdings and by each of Bowling Worldwide's present and future domestic Subsidiaries (as defined in the Credit Agreement) and are secured by all of the stock of Bowling Worldwide and Bowling Worldwide's present and future domestic Subsidiaries and Second-Tier Subsidiaries (as defined in the Credit Agreement), by 66% of the stock of Bowling Worldwide's present and future international subsidiaries and by substantially all of Bowling Worldwide's and its present and future domestic Subsidiaries' present and future property and assets.

     In accordance with GAAP, the Company will incur after-tax extraordinary charges totalling $21.5 million arising from the Third Amended and Restated Credit Agreement and the resulting write-off of costs previously incurred to obtain bank financing for the Acquisition, the premium associated with the portion of the Senior Subordinated Discount Notes expected to be redeemed with the proceeds of the Offerings and the write-off of the portion of deferred financing costs attributable to the Senior Subordinated Discount Notes expected to be so redeemed. Costs incurred with respect to the Third Amended and Restated Credit Agreement will be amortized over seven years.

  COVENANTS

     The Credit Agreement contains certain financial covenants, as well as additional affirmative and negative covenants, constraining Bowling Worldwide. Under the terms currently in effect, Bowling Worldwide must maintain a minimum EBITDA (as defined in the Credit Agreement) of not less than the sum of (i) an amount ranging from $150 million for the "Rolling Period" (defined as a calendar quarter together with the three consecutive immediately preceding calendar quarters) ending June 30, 1997, to $200 million for the Rolling Period ending March 31, 2004 and thereafter, and (ii) the EBITDA Adjustment Amount (as defined in the Credit Agreement) for such Rolling Period, which is equal to 80% of the aggregate amount of the EBITDA of each bowling center acquired or constructed by Bowling Worldwide or any of its Subsidiaries after May 1, 1996 and acquired or constructed at least 15 months prior to such time of determination.

     Bowling Worldwide must also maintain a Cash Interest Coverage Ratio (defined in the Credit Agreement as the ratio of (i) consolidated EBITDA of Bowling Worldwide and its Subsidiaries during a Rolling Period, as modified with respect to certain bowling centers acquired or constructed after May 1, 1996 ("Modified Consolidated EBITDA") to (ii) cash interest payable on all Debt (as defined in the Credit Agreement) of Bowling Worldwide and its Subsidiaries) at an amount ranging from not less than 2.00 for the Rolling Period ending June 30, 1997, to not less than 2.50 for the Rolling Period ending September 30, 2004 and thereafter. Bowling Worldwide is required to maintain a Fixed Charge Coverage Ratio (defined in the Credit Agreement as the ratio of (i) Modified Consolidated EBITDA less the sum of (a) cash taxes paid plus (b) Capital Expenditures (as defined in the Credit Agreement) made by Bowling Worldwide and its Subsidiaries during such Rolling Period to (ii) the sum of (a) cash interest payable on all Debt plus (b) principal amounts of all Debt payable by Bowling Worldwide and its Subsidiaries during such Rolling Period) at an amount ranging from not less than
1.05 for the Rolling Period ending June 30, 1997, to not less than 1.10 for the Rolling Period ending March 31, 2004 and thereafter. A Senior Debt to EBITDA Ratio (defined in the Credit Agreement as the ratio of Consolidated Debt, as defined in the Credit Agreement (other than Subordinated Debt and Hedge Agreements, as defined in the Credit Agreement), of Bowling Worldwide and its Subsidiaries to Modified Consolidated EBITDA for that Rolling Period) must be maintained at levels ranging from not more than 3.75 for the Rolling Period ending June 30, 1997 to not more than 1.50 for the Rolling Period ending March 31, 2004 and thereafter. A Total Debt to EBITDA Ratio (defined in the Credit Agreement as the ratio of consolidated total Debt (other than Hedge Agreements) of Bowling Worldwide and its Subsidiaries to Modified Consolidated EBITDA) must be maintained at levels ranging from not more than 6.50 for the Rolling Period ending June 30, 1997 to not more than 4.00 for the Rolling Period ending March 31, 2004 and thereafter. In each case, the above-mentioned ratios are calculated on a quarterly basis. The Proposed Amendments will change certain of the above financial ratios and covenants to reflect the capital structure which will result from the Offerings and the application of the proceeds therefrom.

     Negative covenants under the Senior Facilities prohibit Bowling Worldwide and its Subsidiaries from incurring any liens (except for those created under the loan documents or otherwise permitted under the Credit Agreement, including those securing Bowling Worldwide's obligations as borrower on other indebtedness not to exceed $5 million at any time outstanding). Bowling Worldwide and its Subsidiaries are also prohibited from incurring any debt, other than (in the case of Bowling Worldwide) debt owed to its Subsidiaries or in respect of hedge agreements not entered into for speculative purposes or (in the case of any Subsidiary) debt owed to Bowling Worldwide or any of its wholly owned Subsidiaries, to the extent permitted under the Credit Agreement or (in the case of either Bowling Worldwide or its Subsidiaries) debt secured by permitted liens, capitalized leases not to exceed $10 million at any time outstanding and any debt existing at the time of the Acquisition, among other things. Bowling Worldwide and its Subsidiaries may not incur any obligations under leases having a term of one year or more that would cause their direct and contingent liabilities for any 12 months to exceed the sum of
(i) $25 million, (ii) the product of (x) $200,000 and (y) the number of leased bowling centers acquired by Bowling Worldwide or any Subsidiaries after May 1, 1996 and (iii) in each calendar year after 1996, an amount equal to 4% of the amount permitted by this provision in the immediately preceding calendar year. Bowling Worldwide is also prohibited from entering into a merger of which it is not the survivor or to sell, lease, or otherwise transfer its assets other than in the ordinary course of business, except as otherwise permitted by the Credit Agreement. Investments by Bowling Worldwide or its Subsidiaries in any other person are also limited by formulas set forth in the Credit Agreement. The negative covenants also relate to the payment of dividends, prepayments of, and amendments of the terms of, other debt (including the Notes), amendment of Related Documents (as defined in the Credit Agreement), ownership changes, negative pledges, partnerships, speculative transactions, capital expenditures and payment restrictions affecting subsidiaries. Bowling Worldwide is also subject to certain financial and other reporting requirements. The Proposed Amendments will not materially affect the foregoing covenants.

     Under the Proposed Amendments, Bowling Worldwide is prohibited from making a material change in the nature of its existing business, except that it may have up to $50 million invested at any one time in golf driving ranges and other golf-related activities.

     So long as Bowling Worldwide is not in default of the covenants contained in the Credit Agreement, it may (i) declare and pay dividends in common stock,
(ii) declare and pay cash dividends to the extent necessary to make payments under certain noncompete agreements with stockholders of the Predecessor Company, (iii) declare and pay cash dividends for general administrative expenses not to exceed $0.25 million and (iv) declare and pay cash dividends not to exceed $2.0 million for the repurchase of Common Stock. As of June 30, 1997, Bowling Worldwide is in compliance with all of its covenants.

SENIOR SUBORDINATED NOTES

     Bowling Worldwide has outstanding $250.0 million in principal amount of 10 7/8% Series B Senior Subordinated Notes due 2006 (the "Senior Subordinated Notes") and $291.4 million principal amount of 12 1/4% Series B Senior Subordinated Discount Notes due 2006 (the "Senior Subordinated Discount Notes", and together with the Senior Subordinated Notes, the "Notes"). The following description of the Notes and the Note Indentures is a summary and is qualified in its entirety by the provisions of the Notes and the Note Indentures, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Senior Subordinated Notes will mature on March 15, 2006. Interest thereon accrues from the date of issuance at an annual rate of 10 7/8% and is payable in cash semiannually in arrears on March 15 and September 15 of each year which commenced on September 15, 1996.

     The Senior Subordinated Discount Notes will mature on March 15, 2006 at a fully-accreted value of $452 million. The Senior Subordinated Discount Notes will result in an effective yield of 12 1/4% per annum, computed on a semiannual bond equivalent basis. No interest will be payable prior to March 15, 2001. Commencing March 15, 2001, interest will accrue and be payable in cash semiannually in arrears on March 15 and September 15 of each year beginning with September 15, 2001.

     Bowling Worldwide's payment obligations under the Notes are jointly and severally guaranteed on a senior subordinated basis by Bowling Worldwide's direct and indirect domestic subsidiaries and by any other subsidiaries of Bowling Worldwide that act as guarantors under the Credit Agreement (collectively, the "Guarantors").

     The guarantees of the Notes are subordinated to the guarantees of the indebtedness under the Credit Agreement and certain other indebtedness (collectively, the "Senior Debt"). The Notes are general, unsecured obligations of Bowling Worldwide, are subordinated in right of payment to all Senior Debt of Bowling Worldwide, and rank pari passu with all existing and future subordinated debt of Bowling Worldwide. The claims of the holders of the Notes will be effectively subordinated to all other indebtedness and other liabilities (including trade payables and capital lease obligations) of Bowling Worldwide's subsidiaries that are not Guarantors and through which Bowling Worldwide will conduct a portion of its operations.

     Prior to March 15, 1999, up to $100 million in aggregate principal amount of Senior Subordinated Notes will be redeemable at the option of Bowling Worldwide, on one or more occasions, from the net proceeds of public or private sales of common stock of, or contributions to the common equity capital of, Bowling Worldwide, at a price of 110.875% of the principal amount of the Senior Subordinated Notes, together with accrued and unpaid interest, if any, to the date of redemption; so long as at least $150 million in aggregate principal amount of Senior Subordinated Notes remains outstanding after such redemption. Similarly, prior to March 15, 1999, the Senior Subordinated Discount Notes will be redeemable at the option of Bowling Worldwide, on one or more occasions, from the net proceeds of public or private sales of common stock of, or contributions to the common equity capital of, Bowling Worldwide, at a price of 112.25% of the accreted value of the Senior Subordinated Discount Notes; so long as at least $150 million in accreted value of Senior Subordinated Discount Notes remains outstanding after such redemption. The Proposed Amendments will enable Bowling Worldwide to use a portion of the proceeds of the Offerings to redeem Senior Subordinated Notes and/or Senior Subordinated Discount Notes. See "Use of Proceeds".

     The indenture governing the Senior Subordinated Notes and the indenture governing the Senior Subordinated Discount Notes (collectively, the "Note Indentures") contain certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined in the applicable Note Indenture) to incur additional indebtedness and issue Disqualified Stock (as defined in the applicable Note Indenture), pay dividends or distributions or make investments or make certain other Restricted Payments (as defined in the applicable Note Indenture), enter into certain transactions with affiliates, dispose of certain assets, incur liens securing pari passu and subordinated indebtedness of Bowling Worldwide and engage in mergers and consolidations. As of June 30, 1997, Bowling Worldwide is in compliance with all of its covenants under the Note Indentures.

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